10/25

06017707

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Takefuji Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

OCT 30 2006

THOMSON FINANCIAL

FILE NO. 82- 04622

FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 10/26/06

# TAKEFUJI CORPORATION

## Annual Report 2006

Always Customer First





## Remaining Always Grateful
## This Takefuji Spirit Will Never Change

Since our founding in 1966
Takefuji has enjoyed a steady stream of achievements
All leading to the company we have become today.
We are extremely grateful
For all the support we have received.

As we mark our 40th year in business
Every Takefuji employee is recapturing the enthusiasm
We had when we first founded our company
While making further efforts to provide
Quality service that will satisfy every customer.

We want to again ask for your
Continued support and patronage.





## Contents







## Introduction

This year Takefuji Corporation celebrates its 40th anniversary since its foundation, a remarkable achievement that would not have been possible without the generous support and patronage of our stakeholders such as customers, shareholders, investors, business partners and many others. On behalf of all of our employees and management, we would like to express once again our sincere gratitude.

Since our founding in 1966, Takefuji has helped to nurture and lead Japan's consumer finance industry. In line with our founding principles of "Customer First" and "Management Efficiency," we have made strict adherence to laws and regulations a cornerstone of our activities. At the same time, we have constructed a unique business model by accumulating expertise and developing systems mainly for the unsecured loan business. During this year we expect to accomplish our longstanding goal of one trillion yen in stockholders' equity. This would position Takefuji as one of the most stable and excellent companies, as in Japan there are less than 30 companies that can boast of having such a huge amount of stockholders' equity. This year is seen as something of a "renaissance" for Takefuji, and we are confident that we can capture this opportunity to continue building a stronger management system based on a stable financial foundation.

## Current Status of Regulatory Revisions in Consumer Finance Industry and Our Conception

The Japanese economy is about to recover from the struggles of long deflation in recent years, reflecting improvement of corporate earnings and other positive signs. In July 2005 and January 2006, Japan's Supreme Court rulings slightly favored the position of consumers in court cases. Since then consumer finance companies have faced an increase in the refund for claimed overpayments resulted from the so-called "Grey Zone" issue. Currently, we are encountering a mega-trend in regulatory revisions including review of the maximum lending rate and elimination of Grey Zone interest rate. The exact timing and nature of the eventual outcome from these debates is unpredictable, that is, very hard to predict.

Takefuji will continue to carefully monitor these regulatory developments and then establish the best credit standards and product lineup based on the degree of any reduction in the maximum lending rates. We plan to attract new customers and hold onto quality customers by offering a diverse product line. We are even considering changes to our upper limit of loan amount per customer as one of our options. However, we strongly expect that regulatory revisions will take a form that will allow us to continue adequately meeting the strong demands from the general public for small loans. We will continue to improve our management system to satisfy the financing needs of the customers, as is expected of a prominent consumer finance company like Takefuji. We are sure that Takefuji will be able to build a more flexible new business model from various viewpoints including strategy changes and cost savings. Any such business model would be sustained by our unsurpassed management, sales-marketing skills and sound financial base utilizing the valuable experiences that we gained when the Money Lending Business Law became effective in 1983. We believe that mid- to long-term strategy plans that include revisions to our business strategy, capital strategy and group policy are becoming even more significant.

## 1. Summary of Fiscal Year Ended March 2006

### External and Internal Business Environment

During this period, the Japanese economy had to confront higher crude oil prices and other challenges, but it has managed to strengthen enough to emerge from a prolonged period of deflation. With corporate earnings improving, there was a significant increase in private sector capital expenditures, a better employment situation and booming stock markets, which all contributed to better personal consumption.

These economic conditions lowered the number of personal bankruptcy cases, which in the past had a major impact on the consumer finance industry. However, consumer finance companies saw a sharp increase in the amounts of refund for claimed overpayments after the Supreme Court made strict interpretations of the obligation to disclose full transaction histories and of conditions required by Article 43 of the Money Lending Control Law for the repayment to be regarded as legally valid. Takefuji continued to write off a large portion of bad debts during this year due to adjustment of debts resulting from refunds for claimed overpayment, and we also introduced allowance for interest refund losses to better provide ourselves for any such risks in the future. On the other hand, the consumer finance industry has become much more competitive due to some new market entrants emerging from acquisitions of consumer finance companies by IT firms as well as from capital and business tie-ups with major credit card firms. This competition is expected to be even more intense in the years to come.

## Consolidated Results

During this period, management continued to focus more on the quality of loan assets than on quantitative expansion of asset volume, so we maintained stricter credit control. Also, we implemented new steps that give careful consideration to problems such as multiple debtors, personal bankruptcies and bad debt write-offs. In October 2005, we almost fully resumed television advertisement and introduced quick unmanned loan application machines in November. Those helped to turn around the recent slide in the number of new customer applications. As mentioned earlier, the operating environment has become very tough due to such factors as new market entrants from other industries and the impact of consolidated loans. However, Takefuji has continued to work toward expanding financial services for retail customers based on our core business, consumer finance. These efforts have been promoted through the development of the credit card business with MasterCard brand including the issuance of community-based credit cards.

Under these conditions, we recorded the following results for this fiscal period: 1.54 trillion yen in outstanding loans (decreased by 1.8%, year-on-year basis); 2,322,917 accounts (decreased by 4.9%); 263,303 new customer accounts (increased by 6.2%); operating revenues of 351.3 billion yen (decreased by 2.5%); operating expenses of 263.5 billion yen (increased by 8.1%), partially due to introduction of allowance for interest refund losses; and operating income of 87.8 billion yen (decreased by 24.6%). We posted extraordinary losses of 50.3 billion yen accompanied by the introduction of impairment accounting. Overall, net income for this period came to 46.9 billion yen.



## Fund Procurement Conditions

In terms of funding conditions during this period, Takefuji focused on reducing financial expenses as well as improving the terms of borrowing. Based on such policy, in April 2005, Takefuji executed defeasance worth 60 billion yen for the domestic bonds due in 2007. In July and September 2005, Takefuji set up a new commitment facility of 3.5 billion dollars (equivalent to approximately 409.5 billion yen) with the introduction of true sale structure including a refinance of the existing commitment facility of 1.93 billion dollars (equivalent to approximately 226 billion yen). This allowed us to remove financial covenants related to the corresponding contract. As a result, the total amount of interest-bearing debts as of the end of March 2006 was down by 165 billion yen from the previous year to 715.9 billion yen (41% from capital market through bond issuance, 59% from financial institutions including banks). Takefuji will continue to diversify funding sources while keeping appropriate balance between long-term and short-term as well as funding directly from capital markets and indirectly from financial institutions while carefully watching market interest rate trends.

### CSR (Corporate Social Responsibility) Activities

As of the end of March 2006, Takefuji had 523 manned branch offices and 1,374 unmanned branch offices nationwide, and the Company is listed on stock exchanges in both Tokyo and London. Being a company of this size and status, we naturally feel that it is our responsibility to proactively continue fulfilling our CSR (Corporate Social Responsibilities), both in Japan and overseas. As we all know that strictly adhering to compliance and keeping all relevant laws and regulations is necessary, but at the same time we are also careful to never deviate from social ethics. Compliance has been positioned as a cornerstone of our management policy. Furthermore, we have constructed a decision-making system for continuous corporate growth. In order for us to meet accountability obligations accurately, we aim to gain an even deeper level of trust from society through enhancing corporate governance system, and various CSR and environmental conservation activities.

### Compliance System

Improving both compliance and corporate governance is one of the most important issues facing management. Our aim is to establish better transparency and governance, not merely through adherence to the relevant laws and regulations but also to our fundamental principles of "Customer First," "Gratitude" and "Inheritance and Development of Good Corporate Culture and Traditions."

Takefuji makes every effort to strictly adhere to relevant rules and regulations. In December 2003, the Compliance Administrative Office was established, and we invite external experts to attend regular Compliance Committee meetings for further reinforcement of the Company's compliance. We regularly refer to the Financial Inspection Manual prepared by Japan's Financial Services Agency to improve our internal monitoring system, paying careful attention to the points covered in all the relative laws and regulations from the Money Lending Control Law to the Labor Standards Law. We will make further efforts to create our compliance system stronger by remembering to take small steps day by day.

### Social Contribution Activities

More than two years have passed since Takefuji established its Social Contribution Office in April 2004. We express our sincere gratitude to those who have made every effort to support us since our foundation. We would like to put our thanks to them into concrete shape by gradually piling up CSR activities. Since 1984, we have been making donations to guide dog associations. Moreover, we have continued to promote other activities such as raising funds for people who suffer from natural disaster in Japan and abroad, and inviting children who live in social welfare institutions to sport games and entertainment events. Every month we proactively conduct clean-up campaigns for local communities involving all employees, including executives. On April 2005, the Company launched the "Takefuji Volunteer Month" to support employees who want to actively participate in volunteer activities. A national newspaper commented on such initiative, "Takefuji is a financial institution that has energetically developed social contribution activities closely tied to local communities." Inspired by this praise, we will continue making these other contributions to society.

## 2. Mid-to Long-Term Business Strategy

This year marks the 40th anniversary of Takefuji's foundation. With such significant milestone, we always try to return to our roots and make a careful review of our management policy. As economy recovers in Japan, the overall employment situation is improving and personal consumption trends have moved upward.





**Hikaru Kondo,**
**Representative Director & President**

Generally speaking, we anticipate that the business environment will continue to stabilize and improve over the mid-to-long term. In this environment we will remain true to our founding principles of "Customer First" and "Operational Efficiency," and every employee and all directors will work to improve our business results and to increase our corporate value.

Specifically, we intend to diversify our income sources by developing new businesses such as the secured loan business and venture investments. We will also ensure that we can make even more effective utilization of our capital after achieving our long-term goal of one trillion yen in stockholders' equity. We might consider M&A and enter new investments in the credit card business, catalog/online shopping business and other retail financial service areas where strong synergies with our core business is expected. Furthermore, as of the end of March 2006, the percentage of Takefuji shares held by foreign investors stood at 56%. Keeping this point in mind, we intend to further improve our IR activities both domestically and overseas and provide fair disclosure promptly and continuously, and further increase the level of corporate transparency.

## 3. Capital Policy

The basic approach for our capital policy is to provide a stable and long-term return of profits to our shareholders. For the fiscal year ended March 2006, the interim dividend was 115 yen and the full year dividend reached 230 yen per share. This is equivalent to dividend yield of more than 3%, which we believe is among some of the highest returns offered by listed companies in Japan. During the year the dividend payout ratio was 69.0% due to special factors such as the introduction of impairment accounting and the posting of reserves to cover excess interest repayments. We will make efforts to maintain the same level of dividend amount by diversifying income sources, making effective use of our capital and maximizing shareholder value.

## Closing Remarks

Our 40th anniversary has provided all Takefuji employees with the opportunity to again embrace the feelings when the company was first founded. We will continue to support the lifestyles of our customers as a familiar and beloved financial institution for ordinary people. Since the recent trends in financial sector liberalization have offered some valuable business opportunities, we will enhance further customer convenience and respond to customers' varied needs by providing high-quality services. This will start with the polishing up of our traditional staff training system so that our employees can provide even more detailed counseling. Furthermore, we put our focus on our business model based on unsecured, non-guaranteed small loans so that it is more in step with the times and so that we can better differentiate ourselves from the competitors.

We will proactively adopt the plans and proposals from our employees so that we can harness our intelligence and creativity to improve our results and meet the public's expectations. We will also fulfill our social responsibilities and express our gratitude to society through various CSR activities including social contribution and environmental protection programs.

In order to realize these and many other goals, this year we would like to ask again for your continued support and encouragement.

Thank you.

Taketeru Takei

**Taketeru Takei,**
**Representative Director**
**& Senior Managing Director**









## A Reliable Life Partner for Customers

One of our missions is to provide high-quality services that meet customers' satisfaction, and for improving, we should accurately research what customers need.

We have set up automatic Quick Loan Application Machines as well as an application website for customers to use our services when they need, offering immediate access to finance with simple procedures outside branch business hours.

Moreover, since we offer revolving repayments, our customers can borrow the amount they need when they need it and make repayments above a fixed monthly amount, according to their own convenience and plans.

We will continue to develop new products in line with customer preferences and support our customers at all times as a trusted life partner. And, of course, to ensure that customers can use our services in confidence, our system has been developed with full consideration for the privacy of customers' personal information.



## Unique Services in a Spirit of Gratitude

Our eco pocket tissue distributions at street corners are now a familiar sight, with the slogan, "Refreshing tissues pass along our gratitude and taking in-store manners out to the street." Takefuji staff members distribute eco tissues with greetings like "Good morning!" "Have a nice day!" and "Good evening!" in cheerful voices. Takefuji believes gratitude towards our customers is grown from this kind of communication.

Our acclaimed in-store service also has a wholehearted sincerity that is not found in other companies. Even in these days of ATMs and other technological enhancements, customers who visit our branches in person and enjoy conversations with our employees are so impressed by the high level of customer service that they have been known to introduce new customers.

The customer relations office is the place to attend to inquiries from customers in a friendly and quick manner. If we receive a complaint, we conduct a detailed investigation into the cause, take measures to ensure that there can be no repeat occurrence, and send out rigorous instructions to that effect throughout the company. Our call centers, meanwhile, take care of management operations such as sending reminders to customers who have forgotten to make repayment, and thereby take steps to reduce the volume and enhance the efficiency of branch operations.

## Improving Convenience and Contributing to the Community



Customers who have entered loan agreements with us might be issued a Take Big Seven MasterCard (TBS Card) by their request, which includes a credit function. This card is accepted in more than 22 million stores worldwide, and credit can be repaid at any time in preferred amounts (completely unrestricted repayment). All cards contain an IC chip for enhanced security.

We also issue a variety of affiliated credit cards for use in member stores. And we will continue to positively develop our credit card strategy and take steps to enhance customer convenience in the future. We are also developing member store schemes for business sectors and trades that until now have not benefited from credit payments. We also aim to assist in the growth of local communities by facilitating next-day settlement, offering gratis use of our wireless terminals for money collection rounds, and so on.



Yen shop
武富士
BIG APPLE
Pachinko Slot
パチンコ・スロット
Slot Pachinko




## Branch Strategy and Systems, Designed for Customer Convenience



Takefuji is positively developing a strategy for convenient out-of-town branches that can be accessed by car in addition to the conventional branches near railway stations or in other highly convenient locations all over the country.

We have 1,898 branch offices in all, consisting of 523 manned outlets, 1,374 unmanned branch offices and 1 Internet branch office (as of March 31, 2006). All branches are equipped with Automatic Loan Contract Machines and ATMs, which are available on weekends as well as during weekday business hours. A "¥en Card" is basically issued on the same day, so that a customer can use it for repayment or withdrawals at branches and ATMs from the day the application is made.

For customers who cannot easily access branches, we actively engage CD-ATM tie-ups with banks, credit companies and other partners.

## Expansion of ATM Tie-ups with Convenience Stores



We have developed an automatic repayment service installed in ATMs placed in convenience stores. And in August 2002, Takefuji formed a partnership with the Aiwai Bank (now the Seven Bank). Takefuji cardholders can use those 11,484 ATMs (as of March 31, 2006) in Seven-Eleven or Ito-Yokado stores for repayment or withdrawing at any time.

The total number of ATMs in financial institutions and convenience stores is now 43,425. With the addition of our company's 2,025 ATMs, Takefuji altogether owns a nationwide network of at least 45,450 machines. We will continue to increase the number of ATMs in those convenience stores to provide convenient service to customers.


武富士
BIG APPLE
Pachinko





## Introduction of the Latest Information Technology



The primary emphasis of IT systems is enabling customers to use them anytime, as they need. As accessible locations increase, the latest information technology has been employed for customer's requirements. Our super-sized computer uniformly administrates more than 8 million cases of customer information and processes 100 million cases every month. The host computer has a transaction-control system that provides all information of transactions conducted across Japan to all branch offices around the country.

We have developed a system that gives prompt response to applications in both manned and unmanned branch offices, applications via the Internet and mobile phones and repayments by mobile phone to increace customers' convenience.

## Fully Prepared Security Measures

An even more important issue is to ensure that our customers' personal information should firmly be protected. By using a host computer, we prevent leakage of our customers' personal information through fingerprint verification when staff members enter and leave restricted computer rooms and through inspection for removal of data-recorded media using magnetic sensors.

As for disaster-response measures, an earthquake-resistant system is equipped, and we adopt a double backup system that stores important information in two locations, Kanto and Kansai, at once. Besides applying anti-virus measures, we have adopted a complete system for preventing "fishing fraud" or "spoofing" from outside.

**Note:** As countermeasures against fishing fraud, we have used the CA verification system of VeriSign Managed PKI Service (VeriSign Japan K.K.) since 2004 and now attach electronic certification to all e-mails sent from the company.



Following authentication by BS7799-2:2002, an international standard for information security management systems (ISMS), and the Japanese domestic standard ISMS authentication standard (Ver.2.0) (in March 2005), in April 2006 we became the first consumer finance company in Japan to receive authentication by the ISMS international standard ISO/IEC27001:2005. We see this as international recognition that our information management methods are not only appropriate but also secure.

IS90516 / ISO IEC27001 / IJ01329





## Cultivating Human Resources is Our Number-One Priority

"Customer First" has been the center of the Company's management philosophy since its establishment, and, by instilling it in employees with a one-on-one training system, Takefuji prioritizes and focuses on cultivating human resources as the most important and significant basis for the Company. To reassure customers when using our services, we strive to nurture staff who can give heartfelt advice in good faith. We train each employee to be able to act courteously and with discipline, and always to serve customers with a sense of gratitude expressing the idea that "we owe our jobs to our customers." New recruits are given comprehensive company training sessions prior to being assigned to branch offices so that they can serve customers properly after taking up full employment, with follow-up training sessions held periodically. We also offer one-to-one training sessions on the job for new recruits to ensure that they fully understand their work. Furthermore, in recognition of the importance of compliance as a top management issue, we offer training courses on compliance and various other workshops through an in-depth layered curriculum on a nationwide level. Nationwide training sessions are held at our Head Office and five other training centers around the country (Sapporo, Sendai, Nagoya, Osaka, and Fukuoka), and in total around 1,000 training sessions of various sizes and levels are held every year. In addition, to encourage employees to further their own education, we run 80 correspondence courses covering qualification acquisition, specialized knowledge, liberal learning, languages, and other various subjects. For employees who complete the courses within a prescribed period, their fees will be subsidized by the Company.

## Emphasis on Merit System and Offering Management Positions to Female Employees

Takefuji Corporation highly values its employees' work skills and individual talents regardless of their age, gender, or academic background, and this boosts their motivation and willingness to work. We also actively encourage female employees and are expanding their roles in meeting customer demands to make use of the delicate approach and sensitivity that are generally expected of them. Presently, 6 of our 44 block managers and 71 of our 296 branch office managers are women.

★ The Takenoko Manners Committee: Employee-Generated Basic Etiquette Training Sessions
Our Head Office has an organization called the "Takenoko Manners Committee" to improve manners within the Company. Ten committee members (mainly female employees) hold meetings once a month to discuss issues concerning a particular topic such as how to greet customers, use of polite language, personal appearance, and neatness of the workplace and working space. The committee also publishes a monthly newsletter titled "Kaguya-hime," distributed to each branch office and department, which has been brought out in more than 200 issues since its launch in March 1989.

Diagram of Training System


Training at Headquarters
Strategy Planning
Management
Human Assessment
Compliance
Personal Information Protection
OJT
Business Level Assessment
Training Evaluation Sheet
Job Rotation System
Operation Manuals
In-store Appearance
Customer Relations
Repayment
Loans
Collection
Accounting
Computation
Computer Operations
Area Manager Candidate Training
Office Manager Career Advancement Training
Office Manager Candidate Training
Freshmen 10-Month Training
Freshmen 5-Month Training
Freshmen 2-Month Training
Freshmen Introductory Training (with instructors)
Regional Manager Meetings
National Manager Conference
Training at Regional Office
Management
Instructor Training
Pre-training for Area Manager Candidates
Mid-career Staff Training
Legal Training
Legal Administration
Consumer Finance Law
Regulations
Safe Driving
Correspondence Courses
(Level Specific, Skills Development, Business Education)
and Certification Qualification


基本理念


Compliance Manual
TAKEFUJI CORPORATION

## In-House Activities Promoting the Understanding and Obeying of Laws



Ensuring proper compliance with all relevant laws is one of the most essential and important factors for any corporation. Takefuji believes "Compliance" is not only observing law and regulations but also establishment and maintenance of corporate transparency and governance system as one of Japanese leading companies. In accordance with our corporate principle "Customer First," we will instill compliance awareness within all employees, into corporate DNA.

The Compliance Administrative Office puts together an annual Compliance Program so that the spirit of compliance will be adopted not only by top management but by every employee. Furthermore, each branch office designates a compliance officer. This officer is expected to hold study meetings using some of the laws closely related to our operations, such as the Privacy Protection Law, the Money Lending Business Control & Regulation Law, and actual case studies.

Takefuji also encourages our managers and compliance officers to have "Compliance Officer" certification. So far, 963 employees have obtained the certification, and we are aiming at 1,550 in total by fall 2006.

## Establishing a Compliance Committee

Outside experts are regularly invited to advise us and give suggestions at the Compliance Committee meetings and to provide consultations for the Board of Directors. This helps develop a more effective compliance system. In order to ensure that compliance takes place at every worksite, the Compliance Administrative Office works closely with the 83 compliance officers assigned to major departments within the Company and the 543 compliance officers stationed at each branch and department to regularly monitor the degree of understanding among employees regarding matters related to compliance. These activities are indispensable for encouraging an even stricter adherence to relevant laws and the establishment of appropriate corporate ethics. We also see these activities as an essential part of the basic services we provide to our customers.

## Compliance Hotline

Takefuji has established a Compliance Hotline in the office of an outside legal firm to quickly uncover and resolve potential legal issues. Careful consideration is given to ensure that people reporting any potential illegal or improper action are not put at any disadvantage for coming forward. This system promotes self-regulation by quickly implementing correction measures as problems arise.


Board of Directors
Compliance Administrative Office
Reporting problems and issues
Compliance Administrative Office
Improved Reporting System
Customer Information Administration Section
Customer Relations Office
Manner Committee
Hotline (external)
Sexual Harassment Hotline
Compliance Officers
Labor Relations Monitoring Committee
Customers, Compliance Officers and All Employees

**Personal Information Protection Regulations**

Takefuji considers all personal information obtained from customers as the most entrusted of valuable assets. In order to ensure that this information is never compromised, we made a Personal Information Protection Declaration in April 2005 and enacted a very strict management system with related regulations that have


株式会社 武富士

## Enhancement of Corporate Governance

Takefuji Corporation recognizes improving corporate value as a basic management policy and believes that establishing corporate ethics and enhancing corporate governance are essential to achieving this target. For that purpose, we have set forth the "Takefuji Corporation - Ethical Charter" and, by spreading awareness of the Charter, we will further establish corporate ethics; improve the transparency, efficiency and soundness of our business management; reinforce compliance; and promote timely disclosure.

## Corporate Governance System


General Shareholders' Meeting
Auditors
Cooperation
Board of Corporate Auditors
Inspections
Board of Directors
Reporting
Compliance Committee
Inspections
Auditing
Executive functions
Executive Committee
Cooperation
Headquarters
Legal Advisors
Advice
Inspection Department (Internal Inspection Section)
Internal inspections
Business & Marketing Division
Business Administration Department
Guidance
Internal inspections
Cooperation
Legal Department
Public Relations Department
Investor Relations Office
Various Departments
Investors, others
Timely disclosure
Provide materials
Internal inspections
Regional Branch
Branch Offices
Compliance Administrative Office

As well as choosing a corporate format that includes a Board of Corporate Auditors and setting up a statutory Board of Directors and Board of Corporate Auditors under the General Meeting of Shareholders, we have also established a Compliance Committee including experts invited from outside the company. Besides these, we have introduced a system of executive officers in June 2004, and are taking steps to enhance and strengthen its executive functions. We have established an Executive Committee in December 2003, and have thereby created a system for conducting full discussion and making prompt decisions on management issues, etc.

The Inspection Department, which takes care of internal auditing, conducts both scheduled and unscheduled audits in compliance with relevant legislation, ensures protection of personal information and other internal management functions throughout the Company, gives guidance and advice for improvement whenever necessary, and reports the results of its auditing to the Board of Directors and the Board of Corporate Auditors.

**Takefuji Corporation - Ethical Charter**

- Our founding spirit of gratitude is the basis of our entire code of conduct.
- We believe that we must be a group of people who are proud to be part of the enterprise that has created a *consumer finance business* that helps consumers with household financial management and who are therefore needed and trusted by society.
- The objective of our business activities is to provide our financial services based on a customer focus to serve the customer.
- We will strive to ensure that all our corporate activities are compliant with the relevant laws, ordinances, and regulations, and that they are conducted in accordance with fair commercial practices, while enhancing corporate transparency.
- We will remain aware of our position and responsibility as a corporate citizen, increase our ethics to a high level and act in accordance with the conscience of society.



# Efforts for Fair Disclosure

We have taken various opportunities to promote timely and continuous fair disclosure under the basic policy of clearly transmitting our corporate message and the current status of our business operations, with the aim of further improving our transparency and corporate governance system.



**Disclosure Policy**

The Company has disclosed information complying with the "Rule on Timely Disclosure of Corporate Information by Issuers of Listed Security" ("Timely Disclosure Rule"). The Company also voluntarily pays attention to information disclosure, which is not covered by the Timely Disclosure Rule, and carries out disclosure activities as fairly as possible in an adequate manner through various media in addition to its IR website (http://www.takefuji.co.jp/corp_e/) when we regard it as useful information for investors and the general public. The Company became listed on the London Stock Exchange ("LSE") in March 2000. Since then we have been disclosing the latest information updates on important corporate and business topics to the LSE in a timely manner within 72 hours since the disclosure on the TDnet.

**Disclosure on IR Website**

Our IR website presents a wide range of information in both Japanese and English including news releases, corporate and stock information, financial and market data, and so on.

In October 2005, the site was given a significant renewal summarized as follows. As a result of the renewal, we hope that it provides further convenience for users of the site as well as enhancing their understanding of the Company.

- Selectable three font sizes (large, medium and small)
- Optimized for A4 size printing
- "Stock Performance" information shown in almost real time (with a 20-minute delay)
- FAQ and other new contents added for retail investors
- "Annual Report" as well as "Facts and Figures" available in easy-to-view TrueEbook format



**Our Main IR Activities**

■ Meetings for announcing financial results

After announcing the interim and full-year results, we regularly hold IR Explanatory Meetings to explain our business performance to institutional investors, analysts and the press.

■ Overseas IR Activities

We believe that direct communication with investors and shareholders, both in Japan and abroad, is highly important. We occasionally make overseas IR tours to directly visit overseas institutional investors and shareholders mainly in Europe, the United States and Asia areas, and also actively participate in investor forums held overseas from time to time. We accept not only interviews with foreign investors who visit the Company but also conference calls with them. And from the current fiscal year, we post IR advertisements including our financial results on a quarterly basis in major overseas newspapers such as the Financial Times and the Wall Street Journal.



■ Domestic IR Activities

In Japan, we are committed to creating opportunities for frequent IR meetings with institutional investors and analysts. In May 2006, we held a series of IR Briefings intended for retail investors for the first time. We will continue to develop IR activities more proactively for both retail and institutional investors in Japan and overseas, as well as taking every opportunity for timely and highly transparent disclosure.

## Social Contribution Activities Led by the Social Contribution Office



Takefuji has carried out various social contribution activities to express our "Gratitude" to society. For many years, we have raised funds to support the training of guide dog associations and customers who suffer from natural disasters. In addition to these monetary contributions, Takefuji staff members have also been rolling up their sleeves and directly participating in their local clean-up activities and other volunteer activities. We established the Social Contribution Office as a center of coordinating these activities two years ago. The Social Contribution Office set a slogan, "Start from whatever we can do," that describes our attitude to grass-roots volunteer activities. We strongly intend to make such social contributions boosted by the public voices that recognize our activities and encourage us to continue with those contributions.

## Social Welfare



Since 1984, we have made donations to Guide Dog Associations that help physically challenged people achieve greater participation in society. We have also invited children in social welfare facilities to special events so that they can experience fantastic and exciting moments. These events include invitiations to professional women's volleyball "V-League" games, Japan-USA friendship baseball games and the World Expo in Aichi Prefecture in 2005.

## Takefuji Employee Volunteer Activities



**• Takefuji Clean-Up Campaign**

The Campaign begun in July 2004 has all Takefuji employees clean around their branch offices for 30 minutes once in a month before the office is opened. It shows our appreciation to local communities where our branch offices are located. These efforts were awarded the "Small Kindness Movement Award," and having such praise from society further motivates our employees.


ASHINAGA P walk 10

**• Takefuji Volunteer Month**

Takefuji has actively participated in various volunteer activities since 2005. During the weekends from late April to late May, many Takefuji employees volunteer for various events sponsored by private volunteer organizations. These include beach clean-up campaigns, forest protection activities, and the "Ashinaga P-Walk," a volunteer walk to raise money for orphans.



感謝状

株式会社武富士殿



# Environmental Preservation Activities

**• Environmental Preservation Initiatives**

Along with the enactment of the Kyoto Protocol in February 2005, Takefuji implemented its Environmental Preservation Initiatives to serve as the basis for our ongoing activities emphasizing environmental protection. For some time now Takefuji has been promoting in-house environmental preservation measures based on the concept of "Just start by doing whatever we can." These measures have included using recycled paper, making copies on both sides of paper sheets, conserving on electricity, and doing away with the use of disposable wooden chopsticks.

**• Distribution of Eco Pocket Tissues**

Takefuji has been distributing environmentally friendly packets of "Eco Pocket Tissue" on busy street corners as part of its marketing activities. A safe toluene-free, water-soluble ink is used for printing on packaged film. In order to help conserve the world's forests, the tissues are made using tree-free Bagasse paper created from the waste fiber of sugarcane.



### Takefuji Group Policy with Respect to Environmental Conservation Efforts

Takefuji Corporation has involved itself in a variety of ongoing CSR activities over the years, such as supporting guide dog associations since 1984 and providing donations to disaster-stricken areas. In addition, as a way of expressing our gratitude to the entire globe and fully acknowledging the fact that the preservation and protection of our environment is a duty shared by all mankind and essential for continued social development, we intend to fulfill our social responsibility through ongoing efforts to promote a harmonious relationship with the environment in our corporate activities and our pursuit of economic growth.

1. We shall observe strict adherence to the Basic Environment Law and other laws and regulations pertaining to the environment.
2. We shall work to lessen the burden placed on the environment by our business activities; and in order to prevent environmental pollution, we shall not only continue with our practice of using recycled paper, photocopying with used paper, which does not contain private information, and conserving electricity, but shall also make continued efforts to promote recycling and other energy- and resource-saving activities. (Since foundation, we have always been, and will continue to be, particularly conscientious with respect to protecting personal data, an issue that has recently gained attention as a social problem.)
3. We shall actively endeavor to deal in and promote the diffusion of products, such as water- based ink for plastic packages of pocket tissues made with bagasse (the pulp remaining in sugar cane after juice has been extracted), that reflect environmental and global-warming concerns.
4. All staff, including the Company directors themselves, shall continue to take part in regional environmental beautification projects, such as the "Clean-up Campaign" held on the third Wednesday of every month, that the Company has worked over the years to foster, taking advantage of the industry's unique strengths.
5. We shall step up our efforts to ensure that all staff and directors, and any work to raise the level of environmental ethics and the awareness of recycling, resource-conservation, and energy saving issues within the Company, strictly observe these policies. In addition to announcing the above policies to the general public, we shall inform the public of any new developments in our activities, as the situation requires.

February 3, 2005

## Evaluation by FTSE4Good Global Index

Takefuji Corporation has been registered in the "FTSE4Good Global Index," a leading indicator of the world representative SRI (Social Responsibility Investment) relied on by investors as the standard by which the index is computed by FTSE (Financial Times Stock Exchange) in London. Such fact shows the social evaluation of our CRS activities.

FTSE4Good

## Takefuji Bamboo

The V-League women's volleyball team, "Takefuji Bamboo," has achieved steady progress since its formation in 2001. The team won second place in the league in 2002, followed by third place last year. And this year, Takefuji Bamboo has been practicing very hard to become a champion. As a social contribution activity, the team helps sitting volleyball teams through training and by having friendly games. Sitting volleyball is a Paralympics sport played while seated on the court by athletes with leg disabilities.



Takefuji Bamboo also cooperates actively in volleyball classes for student, housewife, and other teams nationwide, especially at the team's home ground in Saitama Prefecture. Takefuji Bamboo pursues the goal of being the team that brings dreams and excitements all across Japan.









## 2006 LPGA 7th Takefuji Classic

The 2006 LPGA Takefuji Classic, 7th leg of the official Ladies Professional Golf Association (LPGA) tournament, was held at the Las Vegas Country Club, Nevada, USA, from April 13 to 15, 2006, and Lorena Ochoa of Mexico took first place.


LPGA TAKEFUJI CL
shop
THE LAS VEGAS COUNTRY CL





## TV Advertisements

In a questionnaire survey of new customers, about half of the respondents, when asked about their image of Takefuji Corporation, replied that they "knew about the company through TV." We are currently broadcasting our "Seminar" TV ad. It shows a Cashing Seminar being held, with a woman lecturer (played by Ms. Hiroko Sato) imparting to seminar participants adequate knowledge about cashing in a fresh and clear manner. At the end, female employees appear and say, "We are Takefuji" showing the Company's customary smiling face and sincere attitude of customer service.



Besides TV ads, we also place various advertisements in newspapers, weekly magazines, information journals, women's magazines and other types of magazine, as well as on the Internet in order to deepen understanding of our services.


武富士
キャッシングセミナー
収入と支出のバランス
0120-2222-03
takefuji.jp
○契約内容をよくご確認ください。
○収入と支出のバランスを大切に。
○無理のない返済計画を。
株式会社武富士

**Notes:** As a part of its activities, the Liaison Group of Consumer Finance Companies - consisting of TAKEFUJI CORPORATION, ACOM CO., LTD., Promise Co., Ltd., AIFUL CORPORATION and Sanyo Shinpan Finance Co., Ltd. - broadcasts commercial films on TV to communicate adequate knowledge and information, and to enlighten consumers.



## Takefuji Dancers

The fifth Takefuji Dancers troupe launched new promotions in September 2006. The dancers help convey youth and the positive image of Takefuji Corporation, mainly through the homepage.



# FIVE-YEAR SUMMARY

| | Millions of yen | | | | | Thousands of U.S. dollars* |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 | 2006 |
| Direct cash loans to customers | ¥1,540,046 | ¥1,568,725 | ¥1,578,729 | ¥1,675,625 | ¥1,766,656 | $13,162,786 |
| Revenues | 355,885 | 361,370 | 382,915 | 421,279 | 428,203 | 3,041,753 |
| Income before income taxes and minority interests | 70,402 | 115,940 | 139,483 | 182,790 | 123,807 | 601,726 |
| Net income | 46,924 | 68,726 | 74,745 | 95,146 | 64,486 | 401,060 |
| Total stockholders' equity | 973,626 | 960,718 | 893,084 | 831,616 | 779,919 | 8,321,590 |
| Total assets | 1,770,909 | 1,903,991 | 1,899,140 | 1,939,530 | 2,017,067 | 15,135,974 |
| Number of accounts (thousands) | 2,323 | 2,443 | 2,603 | 2,815 | 2,937 | |
| Number of manned branches | 523 | 528 | 528 | 529 | 529 | |
| Number of employees | 3,184 | 3,491 | 3,324 | 3,375 | 3,770 | |

* U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥117=US$1, a mean telegraphic transfer rate on March 31, 2006 offered by a prime Japanese bank, as described in Note 1 of the Notes to the Consolidated Financial Statements.

## Contents

# FINANCIAL REVIEW

The balance of direct cash loans at the end of the year was ¥1,540,046 million (down 1.8% from the previous year-end). Although new customer accounts increased by 15,395, or 6.2%, to 263,303, the number of customer accounts at March 31, 2006 decreased by 4.9% to 2,322,917. Operating revenue for the year amounted to ¥355,885 million, declining 1.5% from the previous year. Operating income decreased by 21.5% from the previous year, to ¥92,411 million due to some adverse factors such as payment for the refunds of interest received from customers and the posting of its allowance for possible future losses. Net income decreased by 31.7%, to ¥46,924 million mainly due to an impairment loss of ¥47,525 million by adoption of the new accounting standard for impairment of fixed assets, even we recorded gain of ¥28,264 million from the sale of shares in OMC Card, Inc. as other income. The details of each profit & loss item are as follows:

## Revenues

Revenue decreased by 1.5% to ¥355,885 million (US$3,041.8 million) in the year ended March 31, 2006, compared to the year ended March 31, 2005, reflecting principally a decrease of ¥6,011 million, or 1.7%, in interest income on direct cash loans. This decrease resulted mainly from a decrease of 1.8% in loans outstanding to ¥1,540,046 million (US$13,162.8 million). The decline in number of customer accounts and decrease in outstanding balances reflected the result primarily from our voluntary restrictions on television advertisement until October 2005 and stricter credit standards after shifting our focus to qualitative improvement from quantitative expansion. The average balance per account increased by 3.3% to ¥663 thousand. Other income increased by 3.8% to ¥14,422 million. The number of manned branch offices decreased by 5 to 523. Takefuji added 10 quick-loan application machines, bringing the total of unmanned branch offices to 1,374. The number of ¥en-musubi automated loan contracting machines increased to 1,888. Takefuji reduced its own ATMs to 2,025 compared to 2,029 of the previous year based on our corporate strategy on scrap and built policy for customers' convenience and improving operational efficiency. The number of interlinked cash dispensers and ATMs at banks and other financial institutions increased from 36,191 to 43,425.

## Operating Expenses

Operating expenses amounted to ¥263,474 million (US$2,251.9 million), up 8.1% of ¥19,790 million from the previous fiscal year. Within this total, financial expenses declined 11.2%, to ¥20,546 million (US$175.6 million) mainly due to a reduction in interest-bearing debts by ¥164,956 million from ¥880,813 million to ¥715,857 million and low level of interest rates for the period. Other operating expenses increased to ¥242,928 million (US$2,076.3 million) from ¥220,548 million a year earlier by ¥22,380 million, or 10.1%, mainly because of significantly increased payment of ¥18,699 million for the refunds of interest received from customers by ¥7,718 million, up 70.3%, and posting of ¥22,500 million for its allowance for possible future losses. The other factors of increase and decrease of operating expenses are as follows:

Total credit costs (consisting of allowance for credit losses and write-offs directly charged to expenses) decreased by 2.4% to ¥121,934 million (US$1,042.2 million) from ¥124,907 million a year earlier and actual amount of loan write-offs decreased by ¥4,354 million, or 3.9% to ¥108,504 million (US$927.4 million) due to the decline in personal bankruptcies and stable environment resulting from the expansion of employment. The ratio of write-offs to total outstanding loans decreased by 0.2 percentage points to 7.0%. Collections of previous written-off amounts were ¥6,559 million. The recovery rate as a percentage of the outstanding loan balance was 0.4%. As a

**Outstanding Loans**
**Number of Customer Accounts**


(¥ Millions)
(Accounts) (Thousand)
2,000,000
1,600,000
1,200,000
800,000
400,000
0
3,000
2,400
1,800
1,200
600
0
1,766,655
1,675,625
1,578,729
1,568,725
1,540,046
'02
'03
'04
'05
'06

**Credit Losses**
**Credit Losses / Outstanding Loans**


(¥ Millions)
(%)
150,000
120,000
90,000
60,000
30,000
0
10
8
6
4
2
0
78,559
111,277
134,998
112,858
108,504
'02
'03
'04
'05
'06

result, net credit loss ratio was 6.6%. Advertising expenses increased by ¥6,479 million to ¥12,298 million (US$105.1 million) from ¥5,819 million a year earlier, due to the full-scale of resumption of TV advertisements.

## Operating Income

As a result of operating revenues and expenses for the period described above, operating income decreased by ¥25,275 million, or 21.5%, over the previous fiscal year to ¥92,411 million (US$789.8 million).

## Other Expenses (Income)

Over all, other expenses increased by ¥20,263 million to ¥22,009 million (US$188.1 million) in the year ended March 31, 2006 from ¥1,746 million in the year ended March 31, 2005. Although the Company recognized a gain on the sales of investments in securities of ¥28,264 million (US$241.6 million) for OMC Card, Inc. compared to the gain of ¥3,804 million in the previous year, losses on impairment of fixed assets for the amount of ¥47,525 million (US$406.2 million) and losses on redemption of bonds of ¥2,418 million were recorded. As a result of the foregoing, income before income taxes decreased by 39.3% from the year ended March 31, 2005 to ¥70,402 million.

## Net Income

Net income amounted to ¥46,924 million (US$401.1 million), a decrease of ¥21,802 million, or 31.7% from ¥68,726 million of the previous fiscal year. The ratio of net income to revenues decreased to 13.2% from 19.0% of the previous fiscal year. Net income per share decreased to ¥333.2 (US$2.85) from ¥487.9.

## Dividend Increase

The Company increased to ¥115 per share interim dividend and ¥115 year-end dividend. The total dividend for the fiscal year ended March 31, 2006, was increased to ¥230 (US$1.97) per share and dividend ratio was 69.0%.

**Unsecured Loans by Interest Rate**


(%)
100
75
50
25
0
6.8
6.6
41.4
45.2
8.1
7.4
41.5
43.0
9.4
6.0
6.5
36.1
42.0
8.0
5.5
5.9
31.9
48.7
2003/3
2004/3
2005/3
2006/3
27.375%
23.360%
Others
25.550%
18.250%

**Gain (Loss) on Participation in Leveraged Lease Partnership**


(¥ Millions)
25,000
20,000
15,000
10,000
5,000
0
16,824
23,526
17,795
2,039
0
'02
'03
'04
'05
'06

**Net Income / Total Revenues**


(%)
25
20
15
10
5
0
15.1
22.6
19.5
19.0
13.2
'02
'03
'04
'05
'06

**Net Income per Share**


(¥)
700
500
300
100
0
437.80
650.93
525.51
487.94
333.18
'02
'03
'04
'05
'06

**Total Assets**


(¥ Millions)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2,017,067
1,939,530
1,899,140
1,903,991
1,770,909
'02
'03
'04
'05
'06

## Financial Condition

### Balance Sheets

### Assets

At the end of March 2006, total assets stood at ¥1,770,909 million (US$15,135.97 million), down ¥133,082 million from the fiscal year ended March 31, 2005 mainly due to a decrease on short term investment by ¥44,988 million to ¥40,000 million, direct cash loans to customers by ¥28,679 million to ¥1,540,046 million, investments in securities by ¥32,788 million to ¥32,432 million and accumulated depreciation by ¥48,527million to ¥49,794 million.

### Liabilities

Total current liabilities increased to ¥247,023 million (US$2,111.3 million) by ¥85,427 million, or 52.9%, from ¥161,596 million of the previous fiscal year. This was mainly because of an increase of ¥53,292 million, or 41.4%, to ¥181,986 million (US$1,555.4 million) from ¥128,694 million a year earlier in the current portion of long-term debt. Long-term debt decreased by ¥218,248 million, or 29.0%, to ¥533,871 million (US$4,563.0 million) from the previous year. Of this, corporate bonds decreased by ¥158,487 million over the previous term-end, to ¥296,567 million (US$2,534.8 million) due to the redemption of the bonds.

### Stockholders' equity

Total stockholders' equity rose by ¥12,908 million, or 1.3%, to ¥973,626 million (US$8,321.6 million) from the previous fiscal year. The stockholders' equity ratio increased to 55.0% from 50.5% from the previous fiscal year and stockholders' equity per share increased by 1.3% to ¥6,919.26 (US$59.14).

### Cash Flows

At the end of March 2006, cash and cash equivalents stood at ¥107,022 (US$914.7 million), down ¥48,414 million compared to ¥155,436 million in the previous consolidated fiscal year. This was mainly due to a mixed result of income before income taxes of ¥70,402 million (decreased by 39.3% compared with the previous year), proceeds from sales of investments in securities, repayment of long-term borrowings and income taxes paid. The details and sources of cash flows provided and used for the year in review are given below.

### Cash flow from operating activities

Net cash provided by operating activities amounted to ¥90,784 million (US$775.9 million), down ¥12,299 million from previous year. The principal activities contributed to cash flows from operating activities were as follows:

- Income before income taxes reduced by ¥45,538 million to ¥70,402 million (US$601.7 million) from ¥115,940 million the year before
- Net reduced cash flows reduced by ¥23,038 to ¥79,767 million the year before, the balance between ¥651,803 million (US$5,571.0 million) in direct cash loans made to customers and ¥572,036 million (US$4,889.2 million) collected from customers
- Gain on sales of investments in securities reduced by ¥24,460 million to ¥28,264 million (US$241.6 million)
- Increase of long-term deposits by ¥31,058 million (US$265.5 million)
- Loss on impairment of fixed assets increased by ¥47,525 million (US$406.2 million)
- Allowance for losses on refunds of interest received from customers increased by ¥22,500 million (US$192.3 million)

### Cash flows from investing activities

Net cash provided by investing activities during the year was ¥42,376 million (US$362.2 million), up ¥1,337 million from ¥41,039 million a year earlier stemmed from ¥42,126 million (US$360.1 million) in proceeds from sales of investments in securities, mainly from the sales of shares in OMC Card, Inc.

### Cash flows from financing activities

Net cash used in financing activities was ¥183,177 million (US$1,565.6 million), up ¥80,736 million by the redemption of corporate bonds in the amount of ¥153,491 million (US$1,311.9 million).

**Return on Equity (ROE)**



(%)
15
12
9
6
3
0
8.5
11.8
8.7
7.4
4.9
'02
'03
'04
'05
'06


**Stockholders' Equity**
**Stockholders' Equity Ratio**



(¥ Millions)
1,000,000
800,000
600,000
400,000
200,000
0
(%)
75
60
45
30
15
0
779,919
831,616
893,084
960,718
973,626
'02
'03
'04
'05
'06

# Investment Considerations

## Forward-Looking and Cautionary statements

This annual report of Takefuji Corporation ("Takefuji" or "the Company") includes statements that are not historical or current facts and are "forward-looking statements."

The word "believe," "anticipate," "project," "plan," "expect," "intend," "will likely result," "looking forward," or "will continue," and similar expressions identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Takefuji Corporation cautions readers not to place undue reliance on any such forward-looking statements, which speak only to their respective dates. The following are some of the factors that could affect financial performance or could cause actual results to differ materially from estimates contained in or underlying the Company's forward-looking statements.

- general economic conditions in the consumer loan industry
- fluctuations in the economic, credit, interest, rate or foreign currency environment in Japan and abroad
- level of activity within the national and international credit market
- competitive conditions and pricing levels
- legislative or regulatory development
- technological development
- changes in tax laws
- the effects of mergers, acquisitions and divestitures and
- uncertainties that have not been identified at this time

The Company undertakes no obligation to correct or update any forward-looking statement if it later becomes aware that such results are not likely to be achieved.

The ability of the Company to achieve earnings growth in the future is subject to a variety of factors related to the Japanese economy, the consumer finance industry, and management of the Company. These factors primarily involve changes in the market for consumer loans and the default rate of customers, competition from other lenders, legal limits on interest rates charges by the Company, funding availability for the Company operations, and the overall status of the Company.

## Operating Environment

During the year under review, the Japanese economy gained upward momentum, and an end to deflation came into sight. Although some concerns, such as rising oil prices, consumer spending remained thanks to an increase in capital spending in the private sector, a recovery of employment conditions, and the increased activity in the stock market backed by improvements in corporate earnings.

## Consumer finance market

Despite these circumstances, the consumer finance industry still saw a high level of credit costs due to an increase in legal debt-workout, although the number of personal bankruptcies declined. By contrast, the amount of refunds for claimed overpayments significantly increased on the heels of Supreme Court decisions on the disclosure of transaction histories in July 2005 and the strict interpretation of the requirements for deemed payment provided in Article 43 of the Moneylending Control Law in January 2006. In addition, new entries into the consumer finance industry from other sectors and business segments continued in the form of the capital and business alliances between leading credit card companies and our competitors and the acquisition of competitors by IT companies. Faced with the intensified competition due to the entries of players from other sectors and an acceleration in the decline of the birthrate and the aging of population, the business environment surrounding the consumer finance industry became increasingly tougher.

## Self-imposed initiatives for improvement of the soundness of consumer finance market

Under the circumstances, on March 28, 2006, seven leading consumer finance companies, including Takefuji, announced Voluntary Efforts to Improve the Healthiness of the Consumer Finance Market in an effort to deal head on with multiple debt obligations and other issues related to borrowers in light of the Round-Table Conference on the Moneylending System. These companies are working to restore the healthiness of the consumer finance market by supporting such initiatives as healthy household finance management, the transmission of information for the safe utilization of consumer finance, and the construction of a safety net with the aim of preventing trouble and providing protection and relief for borrowers.

Although this is a modest effort, it represents a significant step forward in furthering the soundness of the consumer finance market.

## Amendment of Moneylending Control Law and the Company

As the Moneylending Control Law is to be amended in 2007, as of July 2006, activity leading up to the amendment is accelerating. Issues such as the maximum interest rates, abolishment of gray-zone (the difference between interest rate caps specified in the Interest Payment Restriction Law and the Law Concerning the Regulation of Receiving of Capital Subscription, Deposits and Interest on Deposits) and multi-debt obligations are being discussed in the Round-Table Conference on the Moneylending System convened by the Financial

Services Agency, and in the Diet members' caucus on promoting economic revitalization through development of financial systems.

## Takefuji's view toward regulatory changes

Although the Japanese economy has begun to turn upward from the level of the past few years, consumer finance companies in Japan are currently facing an uncertain regulatory environment with ongoing discussions regarding the review of maximum interest rates, the grey zone issue and the unpredictable situation with regard to the final plan for the amendment of relevant laws. Takefuji believes that even if changes in relevant laws significantly impact the Company, its excellent management system, strong sales capability, and solid financial foundation should allow us to overcome any difficulties and enable us to respond in a flexible manner to construct a new business model. Furthermore, we will reinforce corporate governance and compliance systems so that we can fully enforce compliance throughout the Company and establish management that has the appropriate corporate ethics and high transparency. The Company is committed to coping with the issues mentioned above and capturing diversified consumer needs and changes in the economic and social environment under severe business surroundings. We also aim to improve our corporate brand through active involvement in social contribution programs and the environmental protection activities and by providing convenient and high-quality consumer finance services.

## 40th Anniversary

The Takefuji Group celebrates its 40th anniversary in 2006, and all our officers and employees are committed to continuing our full efforts to recapture the Company's initial objectives and to maintain a feeling of gratitude towards our customers.

# CONSOLIDATED BALANCE SHEETS

TAKEFUJI CORPORATION and Subsidiaries
As of March 31, 2006 and 2005

| | Millions of yen | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| **ASSETS** | | | |
| **Current Assets:** | | | |
| Cash on hand and at banks | ¥ 52,566 | ¥ 58,651 | $ 449,282 |
| Time deposits (Note 7) | 14,456 | 15,329 | 123,556 |
| Marketable securities (Note 3) | 5 | 320 | 43 |
| Short-term investments (certificates of deposit or commercial papers purchased under resale agreements) | 40,000 | 84,988 | 341,880 |
| Direct cash loans to customers (Notes 4 and 7): | | | |
| Principal | 1,540,046 | 1,568,725 | 13,162,786 |
| Accrued interest income | 12,305 | 12,113 | 105,171 |
| Less: Allowance for credit losses (Note 4) | (150,430) | (137,000) | (1,285,726) |
| Prepaid expenses | 901 | 1,094 | 7,701 |
| Deferred tax assets (Note 8) | 19,502 | 24,582 | 166,684 |
| Other current assets | 22,907 | 15,465 | 195,785 |
| Total Current Assets | ¥1,552,258 | ¥1,644,267 | $13,267,162 |
| **Investments:** | | | |
| Investments in securities (Note 3) | 32,432 | 65,220 | 277,197 |
| Other investments | 1,039 | 728 | 8,880 |
| | 33,471 | 65,948 | 286,077 |
| Property and Equipment, Net of Accumulated Depreciation (Notes 5 and 7) | 49,794 | 98,321 | 425,590 |
| Deferrded Tax Assets (Note 8) | 17,139 | — | 146,487 |
| Leasehold Deposits and Other Assets (Note 6) | 118,247 | 95,455 | 1,010,658 |
| | ¥1,770,909 | ¥1,903,991 | $15,135,974 |

*The accompanying notes are an integral part of these statements.*

| | Millions of yen | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | |
| Current Liabilities: | | | |
| Current portion of long-term debt (Note 7) | ¥ 181,986 | ¥ 128,694 | $ 1,555,436 |
| Accounts payable | 5,463 | 5,073 | 46,691 |
| Income taxes payable (Note 8) | 27,169 | 16,920 | 232,214 |
| Accrued expenses | 6,663 | 7,658 | 56,948 |
| Allowance for losses for refunds of interest received from customers | 22,500 | — | 192,308 |
| Other current liabilities | 3,242 | 3,251 | 27,710 |
| Total Current Liabilities | 247,023 | 161,596 | 2,111,307 |
| Long-term Debt (Note 7) | 533,871 | 752,119 | 4,563,000 |
| Reserve for Retirement Benefits (Note 9) | 3,164 | 2,689 | 27,043 |
| Deferred Tax Liabilities (Note 8) | 201 | 12,293 | 1,718 |
| Other Long-term Liabilities (Note 11) | 13,024 | 14,576 | 111,316 |
| Commitments and Contingent Liabilities (Notes 10 and 12) | | | |
| Stockholders' Equity: | | | |
| Common stock, no par value: | | | |
| Authorized: 430,000,000 Shares | | | |
| Issued: 147,295,200 Shares as of March 31, 2006 and 2005 | 30,478 | 30,478 | 260,496 |
| Additional paid-in capital | 52,263 | 52,263 | 446,692 |
| Retained earnings (Note 14) | 921,787 | 898,141 | 7,878,521 |
| Net unrealized gains on other investments in securities, net of taxes | 9,767 | 20,858 | 83,479 |
| Foreign currency translation adjustments | 107 | (246) | 915 |
| Treasury stock, at cost, 6,589,175 shares as of March 31, 2006 and 6,589,145 shares as of March 31, 2005 (Note 14) | (40,776) | (40,776) | (348,513) |
| Total Stockholders' Equity | 973,626 | 960,718 | 8,321,590 |
| | ¥1,770,909 | ¥1,903,991 | $15,135,974 |

# CONSOLIDATED STATEMENTS OF INCOME

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2006, 2005 and 2004

| | Millions of yen | | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 |
| **Revenue:** | | | | |
| Interest income on direct cash loans | ¥341,463 | ¥347,474 | ¥371,943 | $2,918,487 |
| Other income | 14,422 | 13,896 | 10,972 | 123,266 |
| | 355,885 | 361,370 | 382,915 | 3,041,753 |
| **Costs and Expenses:** | | | | |
| Interest expense | 19,416 | 21,944 | 20,346 | 165,949 |
| Other expenses associated with financing | 1,130 | 1,192 | 1,041 | 9,658 |
| Provisions for credit losses (Note 4) | 121,934 | 124,907 | 136,286 | 1,042,171 |
| Provisions for losses for refunds of interest received from customers | 22,500 | — | — | 192,308 |
| Write-offs (Note 4) | — | — | 7,426 | — |
| Losses for refunds of interest received from customers | 18,699 | 10,981 | 6,940 | 159,821 |
| Advertising expenses | 12,298 | 6,479 | 11,126 | 105,111 |
| Other general and administrative expenses | 67,497 | 78,181 | 78,115 | 576,897 |
| | 263,474 | 243,684 | 261,280 | 2,251,915 |
| **Operating Income** | 92,411 | 117,686 | 121,635 | 789,838 |
| **Other Expenses (Income):** | | | | |
| Loss on devaluation of investments in securities (Note 3) | 29 | 78 | 270 | 248 |
| Loss on sales of marketable securities | 44 | — | — | 376 |
| Gain on sales of investments in securities (Note 3) | (28,264) | (3,804) | (1,253) | (241,573) |
| Loss on sales of investments in securities (Note 3) | 16 | — | 79 | 137 |
| Loss on sales/disposal of property and equipment, net | 76 | 249 | 399 | 650 |
| Loss on redemption of marketable securities | — | 7,254 | — | — |
| Loss on redemption of investments in securities | — | — | 22 | — |
| Gain on participation in partnerships (Note 11) | — | (2,039) | (17,795) | — |
| Loss on participation in partnerships (Note 11) | 43 | — | — | 368 |
| Bond issue costs | — | 220 | 430 | — |
| Gain on redemption of bonds | (188) | — | — | (1,606) |
| Loss on redemption of bonds | 2,418 | — | — | 20,667 |
| Gain on reversal of reserve for retirement benefits for directors and corporate auditors | — | (212) | — | — |
| Loss on impairment of fixed assets (Note 13) | 47,525 | — | — | 406,196 |
| Other, net | 310 | — | — | 2,649 |
| | 22,009 | 1,746 | (17,848) | 188,112 |
| **Income before Income Taxes** | 70,402 | 115,940 | 139,483 | 601,726 |
| **Income Taxes (Note 8):** | | | | |
| Current | 49,907 | 40,604 | 60,368 | 426,555 |
| Refunds | (10,043) | — | — | (85,838) |
| Deferred | (16,386) | 6,610 | 4,370 | (140,051) |
| | 23,478 | 47,214 | 64,738 | 200,666 |
| **Net Income** | ¥ 46,924 | ¥ 68,726 | ¥ 74,745 | $ 401,060 |

| | Yen | | | U.S. dollars (Note 1) |
|---|---|---|---|---|
| **Amounts Per Share (Note 2 (16)):** | | | | |
| Net income—Basic | ¥333.2 | ¥487.9 | ¥525.5 | $2.85 |
| Net income—Diluted | 324.0 | 474.5 | 514.4 | 2.77 |
| Cash dividends | 230.0 | 100.0 | 100.0 | 1.97 |

*The accompanying notes are an integral part of these statements.*

# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2006, 2005 and 2004

| | Number of common shares (thousands) | Millions of yen | | | | | |
|---|---|---|---|---|---|---|---|
| | | Common stock | Additional paid-in capital | Retained earnings | Net unrealized gains (losses) on other investments in securities | Foreign currency translation adjustments | Treasury stock, at cost |
| Balance at March 31, 2003 | 147,295 | ¥30,478 | ¥52,263 | ¥783,132 | ¥(11,194) | ¥ 140 | ¥(23,203) |
| Net income | — | — | — | 74,745 | — | — | — |
| Cash dividends paid (¥100 per share) | — | — | — | (14,277) | — | — | — |
| Bonuses to directors | — | — | — | (64) | — | — | — |
| Net unrealized gains on investments in securities | — | — | — | — | 18,180 | — | — |
| Foreign currency translation adjustments | — | — | — | — | — | (306) | — |
| Change in treasury stock, at cost (net) | — | — | — | — | — | — | (16,810) |
| Balance at March 31, 2004 | 147,295 | 30,478 | 52,263 | 843,536 | 6,986 | (166) | (40,013) |
| Net income | — | — | — | 68,726 | — | — | — |
| Cash dividends paid (¥100 per share) | — | — | — | (14,076) | — | — | — |
| Bonuses to directors | — | — | — | (45) | — | — | — |
| Net unrealized gains on investments in securities | — | — | — | — | 13,872 | — | — |
| Foreign currency translation adjustments | — | — | — | — | — | (80) | — |
| Change in treasury stock, at cost (net) | — | — | — | — | — | — | (763) |
| Balance at March 31, 2005 | 147,295 | 30,478 | 52,263 | 898,141 | 20,858 | (246) | (40,776) |
| Net income | — | — | — | 46,924 | — | — | — |
| Cash dividends paid (¥165 per share) | — | — | — | (23,216) | — | — | — |
| Bonuses to directors | — | — | — | (62) | — | — | — |
| Net unrealized losses on investments in securities | — | — | — | — | (11,091) | — | — |
| Foreign currency translation adjustments | — | — | — | — | — | 353 | — |
| Change in treasury stock, at cost (net) | — | — | — | — | — | — | (0) |
| Balance at March 31, 2006 | 147,295 | ¥30,478 | ¥52,263 | ¥921,787 | ¥ 9,767 | ¥ 107 | ¥(40,776) |

| | Number of common shares (thousands) | Thousands of U.S. dollars (Note 1) | | | | | |
|---|---|---|---|---|---|---|---|
| | | Common stock | Additional paid-in capital | Retained earnings | Net unrealized gains (losses) on other investments in securities | Foreign currency translation adjustments | Treasury stock, at cost |
| Balance at March 31, 2005 | 147,295 | $260,496 | $446,692 | $7,676,419 | $178,274 | $(2,102) | $(348,513) |
| Net income | — | — | — | 401,060 | — | — | — |
| Cash dividends paid (US$1.41 per share) | — | — | — | (198,427) | — | — | — |
| Bonuses to directors | — | — | — | (531) | — | — | — |
| Net unrealized losses on investments in securities | — | — | — | — | (94,795) | — | — |
| Foreign currency translation adjustments | — | — | — | — | — | 3,017 | — |
| Change in treasury stock, at cost (net) | — | — | — | — | — | — | (0) |
| Balance at March 31, 2006 | 147,295 | $260,496 | $446,692 | $7,878,521 | $ 83,479 | $ 915 | $(348,513) |

*The accompanying notes are an integral part of these statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2006, 2005 and 2004

| | Millions of yen | | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 |
| **Cash Flows from Operating Activities:** | | | | |
| Income before income taxes | ¥ 70,402 | ¥ 115,940 | ¥ 139,483 | $ 601,726 |
| Depreciation and amortization | 3,401 | 3,598 | 3,920 | 29,068 |
| Loss on impairment of fixed assets | 47,525 | — | — | 406,196 |
| Loss on sales/disposal of property and equipment | 76 | 249 | 399 | 650 |
| Increase in reserve for retirement benefits | 475 | 90 | 275 | 4,060 |
| Gain on participation in partnerships | — | (1,707) | (8,513) | — |
| Loss on participation in partnerships | 369 | — | — | 3,154 |
| Loss on redemption of marketable securities | — | 7,254 | — | — |
| Loss on sales of marketable securities | 44 | — | — | 376 |
| Gain on sales of investments in securities | (28,264) | (3,804) | (1,253) | (241,573) |
| Loss on sales of investments in securities | — | — | 79 | — |
| Loss on redemption of investment in securities | — | — | 22 | — |
| Loss on devaluation of investments in securities | 29 | 78 | 270 | 248 |
| Gain on redemption of bonds | (188) | — | — | (1,606) |
| Loss on redemption of bonds | 2,418 | — | — | 20,667 |
| Direct cash loans made to customers | (651,803) | (682,434) | (652,067) | (5,570,966) |
| Direct cash loans collected from customers | 572,036 | 579,629 | 614,011 | 4,889,197 |
| Increase in allowance for credit losses | 13,430 | 714 | 8,714 | 114,786 |
| Increase in allowance for losses for refunds of interest received from customers | 22,500 | — | — | 192,308 |
| Write-offs | 108,504 | 112,858 | 134,998 | 927,385 |
| (Increase) decrease in accrued interest income | (192) | 11,619 | (654) | (1,641) |
| Increase of long-term deposits | (31,058) | — | — | (265,453) |
| Other, net | (10,104) | 3,286 | (8,602) | (86,360) |
| Sub Total | 119,600 | 147,370 | 231,082 | 1,022,222 |
| Dividend income received | 2,668 | 258 | 881 | 22,803 |
| Income taxes paid | (40,591) | (44,545) | (109,445) | (346,932) |
| Income taxes refunded | 9,107 | — | — | 77,838 |
| Net cash provided by operating activities | 90,784 | 103,083 | 122,518 | 775,931 |
| **Cash Flows from Investing Activities:** | | | | |
| Decrease in time deposits (due over three months), net | 500 | — | 13,695 | 4,273 |
| Decrease (increase) in pledged bank deposits, net | 3,032 | 12,095 | (15,127) | 25,915 |
| Purchase of property and equipment | (752) | (1,231) | (682) | (6,427) |
| Purchase of intangible fixed assets | (1,833) | (1,068) | (1,253) | (15,667) |
| Proceeds from redemption of marketable securities | 278 | 22,746 | — | 2,376 |
| Purchase of investments in securities | (655) | (3,256) | (1,220) | (5,598) |
| Proceeds from sales of investments in securities | 42,126 | 10,389 | 2,924 | 360,051 |
| Purchase of investments in partnerships | (515) | (195) | (243) | (4,402) |
| Proceeds from sales of investments in partnerships | 103 | 1,377 | 2,228 | 880 |
| Other, net | 92 | 182 | 202 | 787 |
| Net cash provided by investing activities | 42,376 | 41,039 | 524 | 362,188 |
| **Cash Flows from Financing Activities:** | | | | |
| (Decrease) increase in short-term borrowings, net | — | (26,000) | 26,000 | — |
| Proceeds from long-term borrowings | 265,740 | 97,500 | 71,869 | 2,271,282 |
| Repayments of long-term borrowings | (272,210) | (145,429) | (261,468) | (2,326,581) |
| Proceeds from issuance of bonds | — | 14,080 | 93,175 | — |
| Repayments for redemption of bonds | (153,491) | (27,753) | (30,867) | (1,311,889) |
| Acquisition or sales of treasury stock, net | (0) | (763) | (16,810) | (0) |
| Cash dividends paid | (23,216) | (14,076) | (14,277) | (198,427) |
| Net cash used in financing activities | (183,177) | (102,441) | (132,378) | (1,565,615) |
| **Effect of exchange rate changes on cash and cash equivalents** | 1,603 | (137) | 1,642 | 13,701 |
| Net (decrease) increase in cash and cash equivalents | (48,414) | 41,544 | (7,694) | (413,795) |
| Cash and cash equivalents at beginning of year | 155,436 | 113,892 | 121,586 | 1,328,513 |
| Cash and cash equivalents at end of year (Note 2 (15)) | ¥ 107,022 | ¥ 155,436 | ¥ 113,892 | $ 914,718 |

*The accompanying notes are an integral part of these statements.*

### 1. Basis of Presenting the Consolidated Financial Statements

(1) Accounting principles
The accompanying consolidated financial statements have been prepared from accounts and records maintained by Takefuji Corporation (the "Company") and its consolidated subsidiaries. The Company and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The accounts and records of TWJ VC Co., Ltd., which is an overseas subsidiary, are maintained in conformity with accounting principles generally accepted in the United States of America. The accounts and records of other overseas subsidiaries, TSR Co., Ltd., TWJ Euro Co., Ltd., and G.H Investment Co., Ltd., are maintained in accordance with local requirements in their respective country of incorporation. No adjustments have been made to those overseas subsidiaries' financial statements on consolidation, as allowed under accounting principles generally accepted in Japan. Relevant notes have been added, and certain items presented in the consolidated financial statements filed with the Ministry of Finance in Japan have been reclassified for the convenience of readers outside Japan.

(2) Principal shareholder of the Company
Mr. Yasuo Takei, the former chairman of the Board of Directors and the former CEO of the Company, is the principal stockholder of the Company. Mr. Takei (together with his family and certain companies controlled by members of his family (the "Family Companies")) owned approximately 35 million shares or 24.88% of the outstanding shares of common stock with voting rights of the Company as of March 31, 2006 (24.88% as of March 31, 2005).

(3) United States dollar amounts
Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The exchange rate of ¥117=US$1, a mean telegraphic transfer rate on March 31, 2006 offered by a prime Japanese bank, was used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at the rate or any other rate.

### 2. Summary of Significant Accounting Policies

(1) Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries including overseas subsidiaries (together referred to as the "Group"). As of March 31, 2006, the subsidiaries are as listed below:

| | Equity ownership percentage |
|---|---|
| 1. Take One Country Club, Ltd. | 100.0% |
| 2. Kyoritsu Estate Co., Ltd. | 100.0 (owned by Take One Country Club, Ltd.) |
| 3. TWJ VC Co., Ltd. | 100.0 |
| 4. Takefuji Capital Co., Ltd. | 100.0 |
| 5. TSR Co., Ltd. | 100.0 |
| 6. G.H Investment Co., Ltd. | 100.0 |
| 7. TWJ Co., Ltd. | 100.0 |
| 8. TWJ Euro Co., Ltd. | 100.0 |
| 9. TDS Co., Ltd. | 100.0 |

*Note: The Company sold all the stock of Takefuji Bull Mart Co., Ltd. on July 15, 2005. Therefore its financial statements as of July 15, 2005 are used for consolidation.*
*The accounts of the subsidiaries which use a fiscal year end other than March 31 are included in the consolidated financial statements after making appropriate adjustments for significant transactions during the periods from their respective fiscal year ends to March 31.*

For the purposes of preparing the consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits within the Group have been eliminated.

The acquisition cost less the fair value of net assets acquired is charged or credited to the consolidated statement of income, as the case may be, in the year of acquisition.

(2) Income recognition
Interest income on direct cash loans is recognized on an accrual basis. Accrued interest is recognized at either the contracted rate applied to individual loans or the maximum rate permitted by the Interest Rate Restriction Law, whichever is lower.
(3) Allowance for credit losses
The "allowance for credit losses" account provided by the Company is an amount to cover expected credit losses on direct cash loans.

The allowance for credit losses on direct cash loans (including delinquent loans past due 30 days or less) is calculated using an actual percentage of all write-offs, including those arising from personal bankruptcy of customers. The allowance for credit losses on doubtful loans, such as delinquent loans past due for longer periods, is recorded at the estimated uncollectible amounts based on the write-offs of loans with similar credit risk rating over a certain period.
(4) Write-offs of direct cash loans
The write-off of direct cash loans is made on the basis of evidence that clearly demonstrates the uncollectibility of the unpaid balances. Where the balances previously written off are subsequently recovered and collected, the amount is included in "other income" in the year of recovery.
(5) Allowance for losses for refunds of interest received from customers
In providing for possible losses for refunds of interest received from customers exceeding the upper limit of interest rate prescribed under the Interest Rate Restriction Law, the Company records an allowance for losses for refunds of interest received from customers based on the anticipated losses for refund claims from customers at the end of the current fiscal year.

Allowance for losses for refunds of interest received from customers was recognized at the beginning of the current fiscal year due to the increased significance of those losses, which were related to the interests received from customers exceeding the upper limit of interest rate prescribed under the Interest Rate Restriction Law, resulting from the supreme court decisions on January 13 and 19, 2006 regarding practical application of the voluntary repayments rules prescribed under Article 43 of the Moneylending Control Law.

This resulted in an increase in other operating expenses by ¥22,500 million (US$192,308 thousand) and in decreases in operating income and income before income taxes by the same amount, respectively.
(6) Valuation of securities
The Company classifies securities into different categories, each having a different accounting treatment depending on the purposes for which they are held. Trading securities are stated at market value; each market value is based on the quoted price at the end of the fiscal year. Accordingly, net unrealized gains and losses on trading securities are included in net earnings. The cost of securities sold is computed using the weighted average method. Held-to-maturity debt securities are carried at amortized cost. A premium or a discount arising on acquisition is amortized using the straight-line method and recognized as an adjustment to interest. Securities not classified as trading securities or held-to-maturity debt securities are classified as other investments in securities.

Other investments in securities with market quotations are stated at market value; each market value is based on the quoted price at the end of the fiscal year. Net unrealized gains and losses for these other investments in securities are reported as a separate component of the stockholders' equity, net of tax, and the cost of securities sold is computed using the weighted average method. Other investments in securities without market quotations are stated at cost based on the weighted average method.
(7) Property and equipment
Property and equipment are stated at cost. Depreciation is computed based on the declining-balance method while the straight-line method is applied to buildings acquired on or after April 1, 1998.

The range of useful lives is principally from 10 to 50 years for buildings and leasehold improvements, and from 4 to 15 years for equipment, furniture and fixtures.
(8) Software costs
Costs of acquired software are amortized using the straight-line method over 5 years which is the estimated useful life.

(9) Impairment of fixed assets
From the current fiscal year, the Company has adopted the accounting standards for impairment of fixed assets which are prescribed under "Statement of Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Council of Japan on August 9, 2002 and "Implementation Guidance on Accounting Standards for Impairment of Fixed Assets" (Implementation Guidance No. 6 of Financial Accounting Standards) issued by the Accounting Standards Board of Japan on October 31, 2003. These standards require that certain fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the criterion for impairment recognition is met, an impairment loss as the difference between the carrying amount and the higher of net discounted future cash flows or net market value of the asset shall be recognized in the statement of imcome.

This resulted in an increase in operating imcome by ¥208 million (US$1,778 thousand) and in decrease in income before income taxes by ¥47,317 million (US$404,419 thousand).

Accumulated losses on impairment of fixed assets are deducted directly from the acquisition cost of each fixed asset.

(10) Accounting for lease transactions
Finance leases, other than those which are deemed to transfer the ownership of the leased assets to lessees, are accounted for by the method similar to that applicable to operating leases.

(11) Translation of foreign currency financial statements (accounts of overseas subsidiaries)
The balance sheets of overseas subsidiaries are translated into Japanese yen at the exchange rates as at the balance sheet date, except for stockholders' equity which is translated at historical rates. Revenues and expenses of overseas subsidiaries are translated into Japanese yen at the average annual exchange rate. Differences arising from such translation are shown as "foreign currency translation adjustments" and included in stockholders' equity.

(12) Income taxes
The Company and its consolidated subsidiaries adopt deferred tax accounting for preparation of consolidated financial statements. Income taxes are determined using the asset and liability method, where deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

(13) Reserve for retirement benefits
The Company and its consolidated subsidiaries record an allowance for retirement benefits to employees, which is determined based on the projected benefit obligations and the pension fund assets as at the balance sheet date. Actuarial gain or loss is charged or credited to income in the fiscal year next to the year when that was incurred.

(14) Bond issue costs and discount on bonds
Bond issue costs are expensed as incurred. Discount on bonds are amortized over the period until redemption.

(15) Cash and cash equivalents
All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Cash and cash equivalents at March 31, 2006 and 2005 consist of the following items on the balance sheets:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Cash on hand and at banks | ¥ 52,566 | ¥ 58,651 | $449,282 |
| Time deposits | 14,456 | 15,329 | 123,556 |
| Short-term investments | 40,000 | 84,988 | 341,880 |
| Less: Time deposits due over three months | — | (500) | — |
| Less: Pledged bank deposits | — | (3,032) | — |
| Cash and cash equivalents at end of year | ¥107,022 | ¥155,436 | $914,718 |

(16) Amounts per share

Basic net income per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal year. Diluted net income per share assumes the dilution that could occur if dilutive convertible bonds were converted into common stock at beginning of the year or at time of issuance (if later). The Company issued the zero coupon convertible bonds in the year ended March 31, 2004, which have a dilutive effect on net income per share. Further, bonuses to directors are excluded from net income available to common stockholders in the computation of net income per share, which is determined through appropriation of retained earnings by resolution at the general stockholders' meeting subsequent to fiscal year end and not reflected in the accounts of the current year.

Basis for calculation of basic net income per share and diluted net income per share is as follows:

| | Millions of yen | | | Thousands of U.S. dollars |
|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 |
| Net income | ¥46,924 | ¥68,726 | ¥74,745 | $401,059 |
| Less: Bonuses to directors | (44) | (62) | (45) | (376) |
| Net income for common stockholders | ¥46,880 | ¥68,664 | ¥74,700 | $400,683 |

| | Thousands of shares | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Weighted average shares of common stock | 140,706 | 140,723 | 142,149 |
| Effect of dilutive securities | 3,989 | 3,989 | 3,068 |
| Weighted average shares for diluted net income per share computation | 144,695 | 144,712 | 145,217 |

| | Yen | | | U.S. dollars |
|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 |
| Basic net income per share | ¥333.2 | ¥487.9 | ¥525.5 | $2.85 |
| Diluted net income per share | 324.0 | 474.5 | 514.4 | 2.77 |

Cash dividends per share presented in the accompanying consolidated financial statements are dividends applicable to the respective years including dividends to be paid after the end of the year.

(17) Reclassifications

Certain reclassifications have been made to the prior years consolidated financial

## 3. Marketable Securities and Investments in Securities

Marketable securities and investments in securities as of March 31, 2006 and 2005 consist of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Marketable securities: | | | |
| Equities with market quotations | ¥ — | ¥ 320 | $ — |
| Investment trust fund | 5 | — | 43 |
| | ¥ 5 | ¥ 320 | $ 43 |
| Investments in securities: | | | |
| Equities with market quotations | ¥26,106 | ¥56,178 | $223,128 |
| Equities without market quotation | 1,891 | 1,661 | 16,162 |
| Investment trust funds and other | 4,435 | 7,381 | 37,907 |
| | ¥32,432 | ¥65,220 | $277,197 |

Acquisition cost, book value (market value) and unrealized gain (loss) of marketable securities and investments in securities as of March 31, 2006 and 2005 are summarized as follows:

| | Millions of yen | | |
|---|---|---|---|
| | 2006 | | |
| | Aquisition cost | Book value (market value) | Unrealized gain (loss)* |
| Marketable securities: | | | |
| Investment trust fund | ¥ 5 | ¥ 5 | — |
| Investments in securities: | | | |
| Equities with market quotations | ¥ 9,612 | ¥26,106 | ¥16,494 |
| Investment trust funds and other | 25 | 77 | 52 |
| | 9,637 | 26,183 | 16,546 |
| Market value not available | 6,291 | 6,249 | (42) |
| | ¥15,928 | ¥32,432 | ¥16,504 |

| | Thousands of U.S. dollars | | |
|---|---|---|---|
| | 2006 | | |
| | Aquisition cost | Book value (market value) | Unrealized gain (loss)* |
| Marketable securities: | | | |
| Investment trust fund | $ 43 | $ 43 | — |
| Investments in securities: | | | |
| Equities with market quotations | $ 82,154 | $223,128 | $140,974 |
| Investment trust funds and other | 214 | 658 | 444 |
| | 82,368 | 223,786 | 141,418 |
| Market value not available | 53,769 | 53,411 | (358) |
| | $136,137 | $277,197 | $141,060 |

| | Millions of yen | | |
|---|---|---|---|
| | 2005 | | |
| | Aquisition cost | Book value (market value) | Unrealized gain (loss)* |
| Marketable securities**: | | | |
| Equities with market quotations | ¥ 321 | ¥ 320 | ¥ (1) |
| Investments in securities: | | | |
| Equities with market quotations | ¥20,861 | ¥56,178 | ¥35,317 |
| Investment trust funds and other | 25 | 48 | 23 |
| | 20,886 | 56,226 | 35,340 |
| Market value not available | 9,039 | 8,994 | (45) |
| | ¥29,925 | ¥65,220 | ¥35,295 |

* *Includes effect of exchange rate changes on investments in securities denominated in foreign currencies.*

** *Classified as trading securities and the unrealized loss thereon was included in current income.*

Information on other investments in securities sold during the fiscal years ended March 31, 2006 and 2005 is as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Proceeds on sales | ¥42,126 | ¥10,389 | $360,051 |
| Gross realized gains | 28,264 | 3,804 | 241,573 |
| Gross realized losses | (16) | — | (137) |

### Write-down of investments in securities

The Company writes down the book value of equities when the market value declines by more than 50%, or the market value declines by more than approximately 30% but less than 50%, and the Company's management determines the decline to be other than temporary.

During the fiscal years ended March 31, 2006 and 2005, certain equity without market quotation was written down by nil and ¥78 million, respectively, and equities with market quotations by ¥29 million (US$248 thousand) and nil, respectively.

## 4. Direct Cash Loans to Customers and Allowance for Credit Losses

Direct cash loans to customers

Delinquent loans receivable held by the Company as defined under the Law on Issue of Bonds by Moneylenders as of March 31, 2006 and 2005 are as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Loans to bankrupt borrowers | ¥ 1,115 | ¥ 520 | $ 9,530 |
| Delinquent loans | 64,072 | 55,961 | 547,624 |
| Delinquent loans past due three months or more | 24,890 | 21,810 | 212,735 |
| Restructured loans* | 105,153 | 113,287 | 898,744 |

** The loans classified as restructured loans as of March 31, 2006 and 2005, include ¥98,819 million (US$844,607 thousand) and ¥106,163 million, respectively, of loan receivables which were current or less than 31 days past due.*

*Loans to bankrupt borrowers;*

Loans to bankrupt borrowers are loans under declaration of bankruptcy, reorganization and similar proceedings, and whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.

*Delinquent loans;*

Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.

*Delinquent loans past due three months or more;*

Delinquent loans past due three months or more are loans which are delinquent for three months or more from the date of interest or principal under the terms of the related loan agreements and do not include loans to bankrupt borrowers and other delinquent loans.

Effective from April 1, 2004, interests on delinquent loans past due 180 days or more, which do not include loans to bankrupt borrowers, were no longer accrued as income and consequently, those delinquent loans were separately disclosed as shown above, while those delinquent loans had been included in the delinquent loans past due three months or more prior to April 1, 2004. This had no impact on net income due to the fact that the allowance for credit losses had been fully provided against the accrued interest income on those delinquent loans prior to April 1, 2004.

*Restructured loans;*

Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment. Restructured loans do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more.

### Committed lines of credit

A commitment line is normally set up when the Company makes a direct cash loan contract with an individual customer, whereby the Company is obligated to advance funds up to a predetermined amount to an individual customer upon request. At March 31, 2006 and 2005, the total outstanding balance of unused commitment lines was ¥404,304 million (US$3,455,590 thousand) and ¥426,479 million, including ¥243,407 million (US$2,080,402 thousand) and ¥259,400 million in commitment lines to customers with no outstanding loan balance, respectively.

The direct cash loan contract contains provisions that allow the Company to refuse advancing funds to customers or reduce the contract amount of the commitment under certain conditions. As such, the total balance of unused commitment does not necessarily impact the Company's future cash flows.

### Allowance for credit losses

Changes in the "allowance for credit losses" account during the years ended March 31, 2006 and 2005 are summarized as follows;

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Balance at beginning of year | ¥ 137,000 | ¥ 136,286 | $1,170,940 |
| Write-offs | (108,504) | (124,193)* | (927,385) |
| Additions to allowance | 121,934 | 124,907 | 1,042,171 |
| Balance at end of year | ¥ 150,430 | ¥ 137,000 | $1,285,726 |

** This includes an offset of allowance for credit losses of ¥11,335 million against accrued interest income on the delinquent loans past due 180 days or more at March 31, 2004, which resulted from non-recognition of accrued interest income on those delinquent loans effective from April 1, 2004 as explained above.*

As described in Note 2 (3) above, the "allowance for credit losses" account is provided by the Company as an amount to cover expected credit losses.

## 5. Property and Equipment

Property and equipment as of March 31, 2006 and 2005 are summarized as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Buildings | ¥ 16,777 | ¥ 22,837 | $ 143,393 |
| Leasehold improvements | 15,782 | 16,119 | 134,889 |
| Vehicles | 229 | 229 | 1,957 |
| Machinery | 128 | 128 | 1,094 |
| Equipment, furniture and fixtures | 17,572 | 16,896 | 150,188 |
| | 50,488 | 56,209 | 431,521 |
| Less: Accumulated depreciation | (35,982) | (34,150) | (307,538) |
| | 14,506 | 22,059 | 123,983 |
| Land | 35,093 | 69,523 | 299,940 |
| Golf course | 195 | 5,592 | 1,667 |
| Construction in progress | — | 1,147 | — |
| | ¥ 49,794 | ¥ 98,321 | $ 425,590 |

## 6. Leasehold Deposits and Other Assets

Leasehold deposits and other assets as of March 31, 2006 and 2005 consist of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Leasehold deposits | ¥ 6,421 | ¥ 6,454 | $ 54,880 |
| Intangibles, principally telephone and land leasehold rights | 1,555 | 1,650 | 13,291 |
| Software | 4,214 | 3,663 | 36,017 |
| Deferred charges | 889 | 700 | 7,598 |
| Discount on bonds | 72,691 | 82,935 | 621,291 |
| Long-term deposits | 31,058 | — | 265,453 |
| Other | 1,419 | 53 | 12,128 |
| | ¥118,247 | ¥95,455 | $1,010,658 |

In connection with the leases of office space and other, Japanese lessors require a certain amount of leasehold deposits equivalent to several months' rent. The leasehold deposits shown above usually do not bear interest and are generally returnable only when the lease is terminated. The lease terms are generally 3 to 5 years with options for renewal subject to renegotiation of rental fees.

Expenses for rental and leases pertaining to cancelable long-term lease commitments for employee housing and computer equipment are charged to income as incurred.

## 7. Short-term Borrowings and Long-term Debt

There was no outstanding balance of short-term borrowings as of March 31, 2006 and 2005.

Additional information concerning short-term borrowings for the years ended March 31, 2006 and 2005 is as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Maximum month-end balance | ¥23,500 | ¥30,132 | $200,855 |
| Average month-end balance | 2,654 | 12,626 | 22,684 |

Long-term debt as of March 31, 2006 and 2005 consists of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Loans from banks and other financial institutions (with interest rates ranging from 1.0% to 4.3% at March 31, 2006, and from 1.0% to 4.3% at March 31, 2005)* | ¥419,290 | ¥425,759 | $3,583,675 |
| 8.00% Senior Unsecured Notes due November 1, 2017 with currency swap contract (Note 15) | 3,665 | 3,665 | 31,325 |
| 2.06% Senior Unsecured Notes due March 23, 2007 | — | 30,000 | — |
| 1.52% Senior Unsecured Notes due June 22, 2005 | — | 30,000 | — |
| 2.06% Senior Unsecured Notes due June 22, 2007 | — | 30,000 | — |
| 2.15% Senior Unsecured Notes due October 24, 2006 | 10,000 | 10,000 | 85,470 |
| 9.20% Senior Unsecured Notes due April 15, 2011 with currency swap contract (Note 15) | 54,902 | 54,902 | 469,248 |
| 1.30% Senior Unsecured Notes due November 29, 2006 | 20,000 | 20,000 | 170,940 |
| 4.00% Senior Unsecured Notes due June 5, 2022 | 30,000 | 30,000 | 256,410 |
| 4.50% Senior Unsecured Notes due October 22, 2032 | 20,000 | 20,000 | 170,940 |
| Secured Discount Notes due March 19, 2012 with currency swap contract (Note 15) | — | 36,913 | — |
| Zero Coupon Convertible Bonds due July 31, 2006 | 38,000 | 38,000 | 324,786 |
| Secured Discount Notes due May 21, 2012 with currency swap contract (Note 15) | — | 31,574 | — |
| Adjustable Coupon Unsecured Bonds due March 1, 2034** | 80,000 | 80,000 | 683,761 |
| Adjustable Coupon Unsecured Bonds due March 1, 2034** | 40,000 | 40,000 | 341,881 |
| | 715,857 | 880,813 | 6,118,436 |
| Less: Portion due within one year | (181,986) | (128,694) | (1,555,436) |
| | ¥533,871 | ¥752,119 | $4,563,000 |

* *With respect to certain loans from banks and other financial institutions in an aggregate amount of ¥52,836 million and Company bonds in an aggregate amount of ¥58,567 million as of March 31, 2006, respectively, maturity may be accelerated if one or more of the following events occur:*

*1) The amount of net assets falls below ¥250,000 million*
*2) Net assets ratio falls below 20%*
*3) The amount of contingent liabilities exceeds ¥170,000 million*
*4) Annual increase of the amount of contingent liabilities exceeds 75% of annual increase of the retained earnings*
*5) Income before income taxes falls below the amount of interest expense and other expenses associated with financing*
*6) The percentage of cash and cash equivalents plus loans to customers against total assets falls below 40%*
*7) The write-off ratio exceeds 10%*
*8) The percentage of real estate and investments in securities against total assets exceeds 40%*
*9) The percentage of secured borrowings other than those loans secured by real estate against total current assets exceeds 80%*
*10) The total borrowings secured by perfected loans to customers exceeds net assets*

** *The bondholders are entitled at their option to require the Company to redeem the bonds before the final redemption date if certain event occurs.*

The Company borrows long-term funds under committed lines of credit. At March 31, 2006, the Company had available committed lines of credit equal to a yen equivalent of US$3,500 million. At that time, the Company's outstanding balance under the committed lines of credit was a yen equivalent of US$1,814 million and remaining unused portion was a yen equivalent of US$1,686 million. At March 31, 2005, the Company had available committed lines of credit equal to a yen equivalent of US$2,500 million. At that time, the Company's outstanding balance under the committed lines of credit was a yen equivalent of US$1,610 million and remaining unused portion was a yen equivalent of US$890 million.

Group assets pledged as collateral as of March 31, 2006 and 2005 for long-term debt are as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Time deposits | ¥ — | ¥ 3,032 | $ — |
| Direct cash loans to customers under the assignment by way of security | 299,312 | 395,875 | 2,558,222 |
| Net book value of property and equipment | 16,197 | 23,887 | 138,436 |
| | ¥315,509 | ¥422,794 | $2,696,658 |

Long-term debt covered by the collateral as of March 31, 2006 and 2005 is as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Current portion of long-term debt | ¥ 39,134 | ¥38,412 | $ 334,479 |
| Long-term debt | 185,723 | 230,063 | 1,587,376 |
| | ¥224,857 | ¥268,475 | $1,921,855 |

The 2006 amounts stated in the above tables include direct cash loans to customers of ¥297,132 million (US$2,539,590 thousand) and long-term borrowings (including current portion thereof) of ¥217,957 million (US$1,862,880 thousand) under the direct cash loans-backed securitization transactions.

Besides assets pledged as collateral shown above, at March 31, 2006 and 2005, the Company has been committed to provide, if requested by financial institutions, "direct cash loans to customers" in the aggregate principal value of ¥12,320 million (US$105,299 thousand) and ¥20,260 million, respectively, for securing the repayments of "long-term debt" of ¥9,000 million (US$76,923 thousand) and ¥16,763 million, respectively, under the agreement for reserved collateral with the lenders.

The aggregate annual maturities of long-term loans with banks and other financial institutions, and bonds as of March 31, 2006 are as follows:

| Year ending March 31, | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| 2006 | ¥181,986 | $1,555,436 |
| 2007 | 101,858 | 870,581 |
| 2008 | 62,875 | 537,393 |
| 2009 | 61,445 | 525,171 |
| 2010 and thereafter | 307,693 | 2,629,855 |
| | ¥715,857 | $6,118,436 |

## 8. Income Taxes

The Company is subject to a number of different income taxes which, in the aggregate, indicate a statutory income tax rate in Japan of approximately 40.5% for the years ended March 31, 2006 and 2005.

The reconciliation between the statutory income tax rate and the effective income tax rate for the fiscal year ended March 31, 2006 is as follows:

| | 2006 |
|---|---|
| Statutory income tax rate | 40.5% |
| Increase in taxes resulting from: | |
| Refunded income taxes | (14.3%) |
| Reassessment of income taxes in the previous years | 9.8% |
| Other | (2.7%) |
| Effective income tax rate | 33.3% |

The reconcilliation between the statutory income tax rate and the effective income tax rate for the fiscal year ended March 31, 2005 is not required to be disclosed because the difference between the statutory income tax rate and the effective income tax rate is less than 5% of the statutory tax rate.

The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2006 and 2005 are as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Current deferred tax assets: | | | |
| Non-deductible portion of write-offs of principal amount | ¥ 6,385 | ¥ 7,739 | $ 54,573 |
| Non-deductible portion of provision for doubtful accrued interest income | 3,789 | 4,142 | 32,385 |
| Non-deductible portion of provision for doubtful principal amount | 5,774 | 8,867 | 49,350 |
| Non-deductible portion of provision for losses for refunds of interest received from customers | 864 | — | 7,384 |
| Accrued bonuses | 305 | 359 | 2,607 |
| Enterprise taxes payable | 2,155 | 3,094 | 18,419 |
| Other | 230 | 381 | 1,966 |
| Sub total | ¥19,502 | ¥ 24,582 | $166,684 |
| Long-term deferred tax assets: | | | |
| Loss on devaluation of investments in securities | ¥ 363 | ¥408 | $ 3,103 |
| Loss on devaluation of investments in affiliates | 14,323 | 415 | 122,419 |
| Loss on impairment of fixed assets | 7,516 | — | 64,239 |
| Non-deductible portion of provision for retirement benefits | 1,238 | 1,036 | 10,581 |
| Other | 187 | 302 | 1,598 |
| Sub total | ¥23,627 | ¥ 2,161 | $201,940 |
| Total deferred tax assets | ¥43,129 | ¥ 26,743 | $368,624 |
| Long-term deferred tax liabilities: | | | |
| Net unrealized gains on other investments in securities | ¥ (6,689) | ¥(14,454) | $ (57,171) |
| Net deferred tax assets | ¥36,440 | ¥ 12,289 | $311,453 |

## 9. Retirement Plan and Retirement Benefits

Employees with more than two years of service with the Company are generally entitled to lump-sum retirement benefits determined by reference to their current rate of pay, length of service and conditions under which the termination occurs. In order to provide for such retirement benefits to employees, the Company has a funded noncontributory defined benefit pension plan which covers a portion of the retirement benefits payable to the retiring employees, and the benefits which are not covered by the funded pension plan are paid for by the Company. The Company has recognized accrued costs for such a liability as a reserve for retirement benefits.

The following tables detail the components of pension costs, the funded status of the pension plans and major assumptions used to determine these amounts.

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Components of pension costs: | | | |
| Service cost | ¥507 | ¥459 | $4,333 |
| Interest cost | 71 | 60 | 607 |
| Expected return on plan assets | (41) | (36) | (350) |
| Net amortization | 358 | 218 | 3,060 |
| Net pension costs | ¥895 | ¥701 | $7,650 |

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Funded status of pension plans: | | | |
| Projected benefit obligation | ¥(4,991) | ¥(4,754) | $(42,658) |
| Plan assets, at fair value | 2,052 | 1,781 | 17,538 |
| Projected benefit obligation in excess of plan assets | (2,939) | (2,973) | (25,120) |
| Unrecognized net (gains) losses | (121) | 358 | (1,034) |
| Reserve for retirement benefits | ¥(3,060) | ¥(2,615) | $(26,154) |
| Major assumptions used: | | | |
| Discount rate | 1.5% | 1.5% | |
| Expected return on plan assets | 2.3% | 2.3% | |

The Company also provides for lump-sum retirement benefits to directors and corporate auditors, which are paid on a basis similar to that used for employees. While the Company has no legal obligation, it is a customary practice in Japan to make lump-sum payments to a director or corporate auditor upon retirement with the approval of the general meetings of stockholders. Annual provisions are made in the accounts for the estimated costs of this termination plan, which is not funded. The balance of reserve for retirement benefits in the accompanying consolidated balance sheets as of March 31, 2006 and 2005 included such provision, relative to directors and corporate auditors, of ¥104 million (US$889 thousand) and ¥74 million, respectively.

## 10. Contingent Liabilities

During the year ended March 31, 2006, the Company derecognized the Senior Unsecured Notes due March 23, 2007 and the Senior Unsecured Notes due June 22, 2007 amounting to ¥60,000 million (US$512,821 thousand) using debt assumption arrangements, which are considered to be an in-substance defeasance. This accounting treatment is permitted under accounting principles generally accepted in Japan when certain conditions are met. The Company has not been legally released from its primary obligations of those notes, however, the Company believes that repayment requests of those notes by the notes holders might not be made to the Company.

## 11. Leveraged LeasePartnerships

In the past fiscal years, the Company invested in leveraged lease partnerships specifically set up for the leasing of aircrafts. Such investments were recorded at cost at the time those investments were made. Due to the fact that such partnerships are designed to incur losses in their early years of operation and gains in the subsequent years, the Company has recognized substantial losses or gains on such investments in proportion to its shares in those partnerships.

The Company accounts for such losses (net of any gains from such investments) as nonoperating expenses, which are directly charged to investment cost. The amount of cumulative losses exceeding the amount of investment cost is credited to "other long-term liabilities." In the subsequent years, gains on such investments, which are recorded as non-operating income, are debited to "other long-term liabilities."

Up to March 31, 2005, net cumulative losses amounted to ¥1,222 million, ¥1,030 million of which has been charged against investment cost and a further ¥192 million has been credited to other long-term liabilities. In the fiscal year ended March 31, 2006, the leveraged lease partnerships agreements were expired.

## 12. Lease Commitments

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted for as operating leases.

Lease expenses on finance lease contracts without ownership-transfer for the years ended March 31, 2006 and 2005 are summarized as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Lease expenses | ¥802 | ¥1,319 | $6,855 |

Assumed data as to acquisition cost, accumulated depreciation and net book value of the leased assets, which included the portion of interest thereon, are summarized as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Acquisition cost | ¥ 2,585 | ¥ 5,088 | $ 22,094 |
| Accumulated depreciation | (2,057) | ¥(3,754) | (17,581) |
| Net book value | ¥ 528 | ¥ 1,334 | $ 4,513 |

The amount of outstanding future lease payments due at March 31, 2006 and 2005, which included the portion of interest thereon, is summarized as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Future lease payments | | | |
| Due within one year | ¥387 | ¥ 806 | $3,308 |
| Due over one year | 141 | 528 | 1,205 |
| Total | ¥528 | ¥1,334 | $4,513 |

No impairment loss is provided for leased assets.

## 13. Loss on Impairment of Fixed Assets

For purposes of recognition and measurement of an impairment loss, the assets used for business are grouped based on each business, and the assets for rent and those not in use are grouped based on each property.

For the year ended March 31, 2006, due to the continued decline in land prices and other factors for the assets not in use, and due to the serious deterioration of profitability and the continued decline in land prices for a part of the assets for rent and the golf course, the book values of those assets were written down to the value that is estimated to be recoverable, resulting in a loss on impairment of fixed assets amounting to ¥47,525 million (US$406,196 thousand) included in other expenses account.

Impairment losses by account are as follows:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| Buildings | ¥ 2,046 | $ 17,487 |
| Structures | 4,311 | 36,846 |
| Land | 34,394 | 293,966 |
| Golf course | 5,397 | 46,128 |
| Construction in progress | 1,147 | 9,803 |
| Investments in land | 230 | 1,966 |
| Total | ¥47,525 | ¥406,196 |

Impairment losses by assets classification, component of assets and location are as follows:

Assets not in use

| Component of assets | Location | Millions of yen | Thousands of U.S. dollars |
|---|---|---|---|
| Land | Karuizawa | ¥243 | $2,077 |
| Investments in land | Aomori Rokunohe | 230 | 1,966 |
| Land and buildings | Amamiohshima and other six properties | 242 | 2,068 |
| Total | | 715 | 6,111 |

Assets for rent

| Component of assets | Location | Millions of yen | Thousands of U.S. dollars |
|---|---|---|---|
| Land | Kobe Sannomiya | ¥ 7,002 | $ 59,846 |
| Land and construction in progress | Kojimachi | 4,244 | 36,274 |
| Land | Ikebukuro | 2,659 | 22,726 |
| Land, buildings and structures | Komagome | 1,936 | 16,547 |
| Land, buildings and structures | Chiba | 1,331 | 11,376 |
| Land, buildings and structures | Kanda and other five properties | 862 | 7,367 |
| Total | | ¥18,034 | $154,136 |

Golf course

| Component of assets | Location | Millions of yen | Thousands of U.S. dollars |
|---|---|---|---|
| Land, buildings, structures and capitalized costs on golf course | Yamanashi | ¥28,776 | $245,949 |

Total impairment losses amounted to ¥47,525 million (US$406,196 thousand).

Recoverable amount is net market value for assets not in use and the golf course and the higher of either net market value or value in use for assets for rent. Net market value is based on the appraisal value by real estate appraiser. Value in use is calculated by discounting estimated future cash flows by 6.1%.

## 14. Stockholders' Equity

(1) Treasury Stock

The General Meeting of Stockholders held on June 27, 2003 approved that the Company may acquire up to a total not exceeding 13 million outstanding shares of its common stock at an amount in a total not exceeding ¥130,000 million until the conclusion of the general meeting of stockholders to be held for the year ended March 31, 2004. During the fiscal year ended March 31, 2004, the Company has acquired an aggregate of 2,665 thousand shares of its common stock for a total purchase amount of ¥16,810 million.

The General Meeting of Stockholders held on June 29, 2004 approved that the Company amended its statutes of corporation regarding acquisition of treasury stock so that the Company is able to acquire treasury stock upon the resolution at the Board of Directors' meeting in accordance with the revision to the Japanese Commercial Code. During the fiscal year ended March 31, 2005, the Company has acquired an aggregate of 110 thousands shares of its common stock for a total purchase amount of ¥763 million.

(2) Retained earnings

The Japanese Commercial Code provided that an amount equivalent to at least 10% of cash dividends and bonuses to directors and corporate auditors must be appropriated as a legal reserve until the reserve balance reaches 25% of common stock. The Company's legal reserve amount included in "retained earnings" was ¥7,619 million (US$65,120 thousand) as of March 31, 2006 and 2005. Under the Japanese Commercial Code, companies are allowed to draw down a portion of the statutory reserve (additional paid-in capital and legal reserve) amount in excess of 25% of common stock. The excess portion may be available for dividends, provided that certain procedures required under the Japanese Commercial Code have been taken, and stockholders' approval was obtained at the stockholders' meeting.

## 15. Derivative Financial Instruments

The Company uses derivative financial instruments, which comprise interest rate and currency swap, interest rate swap and bond option agreements, to reduce its exposure to market risks from fluctuations in interest rate, foreign currency exchange and market price of bonds against bonds and loans. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company considers that there is no significant credit risk arising from default by counter-parties, as they are major financial institutions in the international financial market.

All derivative transactions that the Company enters into are approved by the board of directors and under administration of the finance department of the Company. The conditions and results of such transactions are reported timely to the board of directors.

With regard to interest rate and currency swap, and interest rate swap agreements, the Company uses the deferral method based on the short-cut method assuming that there is no ineffectiveness in the hedging relationship between hedged items and hedging instruments. For the years ended March 31, 2006 and 2005, contractual values or notional amounts, fair value and unrealized gains/losses of derivative transactions related to foreign currency and interest rate are not required to be presented, because those derivative transactions are accounted for as a hedge.

For the years ended March 31, 2006 and 2005, contract amounts, fair values and unrealized gains/losses of derivative transactions related to bonds prices are as follows;

| | Millions of yen | | | |
|---|---|---|---|---|
| | 2006 | | | |
| | Contract amounts | Contract amounts over one year | Fair values | Unrealized gains/losses |
| Bond option contract | | | | |
| Buy | | | | |
| Call option | ¥80,800 * | ¥80,800 * | — | ¥(47) |
| | (47) | (47) | | |
| Total | ¥80,800 | ¥80,800 | — | ¥(47) |

| | Thousands of U.S. dollars | | | |
|---|---|---|---|---|
| | 2006 | | | |
| | Contract amounts | Contract amounts over one year | Fair values | Unrealized gains/losses |
| Bond option contract | | | | |
| Buy | | | | |
| Call option | $690,598 * | $690,598 * | — | $(402) |
| | (402) | (402) | | |
| Total | $690,598 | $690,598 | — | $(402) |

| | Millions of yen | | | |
|---|---|---|---|---|
| | 2005 | | | |
| | Contract amounts | Contract amounts over one year | Fair values | Unrealized gains/losses |
| Bond option contract | | | | |
| Buy | | | | |
| Call option | — | — | — | — |
| Total | — | — | — | — |

* *Option fees are shown in the parenthesis below the contract amounts.*

## 16. Subsequent Events

The appropriation of retained earnings of the Company for the year ended March 31, 2006, which was proposed by the Board of Directors and approved at the General Meeting of Stockholders held on June 29, 2006 is as follows:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| Appropriations: | | |
| Cash dividends (¥115 per share) | ¥16,181 | $138,299 |
| Bonuses to directors | 44 | 376 |
| Transfer to general reserve | 1,000 | 8,547 |
| Total | ¥17,225 | $147,222 |

# REPORT OF INDEPENDENT AUDITORS

ChuoAoyama PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

To the Board of Directors of
Takefuji Corporation

We have audited the accompanying consolidated balance sheets of Takefuji Corporation and its consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Takefuji Corporation and its consolidated subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in Japan.

As described in Note 2 (9) to the consolidated financial statements, effective from the year ended March 31, 2006, Takefuji Corporation and its consolidated subsidiaries have adopted the new accounting standards for impairment of fixed assets.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 (3) to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

June 29, 2006


Representative Director & President
Hikaru Kondo


Representative Director &
Senior Managing Director
Taketeru Takei


Director & Executive Officer
Katsunori Aita


Director & Executive Officer
Kengo Sato


Director & Executive Officer
Usao Kamano


Director & Executive Officer
Michio Kondo


Director & Executive Officer
Tsunefumi Shindo


Director & Executive Officer
Satoru Shishido


Independent Director
Akiyuki Nagase


Execuive Officer
Mikio Yamamoto


Executive Officer
Yoshiyuki Shouji


Corporate Auditor
Masakuni Saito


Corporate Auditor
Toshiyuki Tsuchiya


Corporate Auditor
Takeshi Kasai


Auditor
Yoshihiro Ogura


General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Compliance Committee
Executive Committee
President
Compliance Administrative Office
Labor Relations Dept.
Credit Card Business Dept.
Information System Dept.
Inspection Dept.
Customer Relations Office
General Affairs Dept.
Property Administration and Development Office
Finance Dept.
Investor Relations Office
Advertising Dept.
Accounting Dept.
Examination Dept.
Legal Dept.
Corporate Planning Dept.
Personnel Dept.
Public Relations Dept.
Social Contribution Office
Secretariat Office
Training and Education Dept.
Loan Administration Dept.
Business and Marketing Division
Sapporo Regional Branch
Sendai Regional Branch
Tokyo Regional Branch
Yokohama Regional Branch
Nagoya Regional Branch
Osaka Regional Branch
Okayama Regional Branch
Fukuoka Regional Branch
New Office Development Dept.
Business Administration Dept.
Customer Information Management Section
Business Administration Section
Operations Section
Secured Loan Business Office

As of the end of June 2006

| | |
|---|---|
| Takefuji Head Office: | 15-1, Nishi-Shinjuku 8-chome<br>Shinjuku-ku, Tokyo 163-8654 |
| Date of Establishment: | January 1966 |
| Capital Stock: | ¥30,478 million |
| Business: | Consumer Finance |
| Number of Manned Branch Offices: | 523 (as of March 31, 2006) |
| Number of Employees: | 3,184 (as of March 31, 2006) |
| Consolidated Subsidiaries: | Take One Country Club, Ltd.<br>Kyoritsu Estate Co., Ltd.<br>TWJ VC Co., Ltd.<br>Takefuji Capital Co., Ltd.<br>TSR Co., Ltd.<br>G.H. Investment Co., Ltd.<br>TWJ Co., Ltd.<br>TWJ Euro Co., Ltd.<br>TDS Co., Ltd. |
| Internet Website: | http://www.takefuji.co.jp/corp_e/ |
| Transfer Agent for Shares: | Mizuho Trust and Banking Co., Ltd.<br>5-1, Marunouchi 1-chome, Chiyoda-ku,<br>Tokyo 100-8240 |

## Takefuji's 40-Year History

Takefuji has celebrated the 40th anniversary of its founding this year. This 40-year history also represents the history of changes in its head office location. In September 1971, five years after the Company's foundation, Takefuji's four-story ferroconcrete head office building was completed in Itabashi, where the Company originally had been established. Following that, in 1974, Takefuji moved the Business & Marketing Division and the Loan Administration Office to the Kanda branch office and for a while adopted a two-headed operation system. However, in March 1977, it moved into the Taishu Shinjuku Building in Shinjuku to streamline its head office functions. Then a year later, in May 1978, Takefuji relocated its head office to the just-completed Ikebukuro Sunshine 60 Building. In September 1984, Takefuji built its head office building in front of the Yaesu Exit of Tokyo Station. It was a truly eye-catching structure, nine stories tall and with a mirrored-glass exterior. Thereafter, in May 1992, Takefuji's present head office building was constructed in Nishi Shinjuku, a 14-floor structure.

**1** Itabashi (established in January 1966; the head office building inaugurated in September 1971) 3-1-15 Hasune, Itabashi-ku, Tokyo
The location of the present Hasune branch office is where Takefuji was originally established. For 10 years following its foundation, this was the location of Takefuji's headquarters.


Itabashi

**2** Shinjuku (March 1977)
4-2-23 Shinjuku, Shinjuku-ku, Tokyo
As the head office location, Takefuji used the 3rd floor of this large building consisting of one floor underground and 10 floors aboveground.


Shinjuku

**3** Ikebukuro (May 1978)
3-1 Higashi Ikebukuro, Toshima-ku, Tokyo
Takefuji moved to occupy the 17th and 18th floors of the Sunshine 60 Building, which at the time had the proud position of being the tallest skyscraper in the Orient, at a height of 240 meters.


Ikebukuro

**4** Yaesu (September 1984)
2-1-4 Yaesu, Chuo-ku, Tokyo
Takefuji built its head office building with a mirrored-glass exterior situated one-minute on foot from Tokyo Station on Yaesu Dori Boulevard. It is currently the location of the Yaesu-guchi branch office.


Yaesu

**5** Nishi Shinjuki (May 1992)
8-15-1 Nishi Shinjuku, Shinjuku-ku, Tokyo
The present head office building is on the thoroughfare Ome Kaido in Nishi Shinjuku. The structure consists of 14 floors aboveground and 2 floors underground, and the ground floor lobby is a gallery.


Nishi Shinjuku

# Takefuji's History

| | |
|---|---|
| 1966 JAN. | Mr. Yasuo Takei, company founder, established the private company, Fuji Shoji |
| 1968 JUNE | Company incorporated under the name of Takefuji Shoji, Ltd. |
| 1971 SEP. | New office headquarters completed in Itabashi, Tokyo |
| 1972 SEP. | Shift of original business of providing loans for residents of housing complexes to a full-fledged entry into the consumer finance business field |
| 1974 DEC. | Company name changed to Takefuji Corporation |
| 1977 OCT. | Outstanding loans reached ¥10 billion |
| 1978 FEB. | "¥en Shop Takefuji" adopted as corporate nickname |
| MAY | Headquarters moved to Sunshine 60 Building in Ikebukuro, Tokyo; Tokyo and Osaka regional branches established |
| 1981 JUNE | Outstanding loans reached ¥100 billion |
| 1983 DEC. | Company registered as consumer finance company in accordance with Moneylending Control Law. Registration number: (1)-00020 (renewable every three years) |
| 1984 SEP. | Main Headquarters Building completed in Yaesu, Tokyo |
| OCT. | Company began making contributions to the Association for the Promotion of Seeing Eye Dogs in Japan |
| 1986 APR. | Private placement of SFr20 million in bonds made overseas, the first in the consumer finance industry |
| 1987 JAN. | Company took out a syndicated loan of US$150 million from 15 foreign banks |
| 1991 FEB. | Outstanding loans reached ¥500 billion |
| 1992 MAY | Completion of and move to new Main Headquarters Building, in Nishi Shinjuku, Tokyo |
| 1995 OCT. | Introduction of "¥en-musubi" automated loan contracting machines |
| 1996 AUG. | Registration of the Company's shares for OTC trading with capital of ¥30.48 billion |
| SEP. | Outstanding loans reached ¥1 trillion |
| 1998 DEC. | Takefuji shares listed on the First Section of the Tokyo Stock Exchange |
| 1999 OCT. | First issuance of ¥30 billion senior unsecured notes, Takefuji New Research Institute established |
| 2000 MAR. | Takefuji shares listed on the London Stock Exchange |
| 2001 FEB. | Start of ATM tie-up operations with convenience stores (18,592 locations by year's end) |
| 2002 MAR. | Acquisition of MasterCard International Principal Membership license |
| OCT. | Launch of credit card business through offering TAKE BIG SEVEN MASTERCARD |
| NOV. | Accession to the Japan Federation of Economic Organizations |
| 2003 DEC. | Establishment of Compliance Administrative Office |
| 2004 APR. | Launch of Social Contribution Office |
| SEP. | Start of call center operations<br>Registered with the FTSE 4 Good Japan Index |
| 2006 AUG. | Demise of Mr. Yasuo Takei, Takefuji founder, chairman, and former representative executive |

**1966:** The Beatles performed in Japan



**1978:** The Sumida River Fireworks Night was revived for the first time in 17 years



**1987:** The Japan National Railways was divided and privatized



**1998:** Nagano hosted the Winter Olympic Games



**2003:** Shiretoko Peninsula was registered as a World Heritage Site



Above photographs provided by THE MAINICHI NEWSPAPERS


¥shop 武富士
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Takefuji Corporation Takefuji Corporation Takefuji Corp

# TAKEFUJI CORPORATION

# FACTS & FIGURES 2006

Always Customer First

Takefuji Corporation Takefuji Corporation Takefuji Corporation Takefuji Corporation

# Facts & Figures 2006

## Major Managerial Indicators & Business Process

CONTENTS

# REVENUES / INCOME (CONSOLIDATED)

## Total Revenues



(¥ Millions)
500,000
400,000
300,000
200,000
100,000
0
428,203
421,279
382,915
361,370
355,885
'02
'03
'04
'05
'06


(¥ Millions/%)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Revenues | 428,203 | 421,279 | 382,915 | 361,370 | 355,885 |
| Interest on Loans | 413,153 | 409,716 | 371,943 | 347,474 | 341,463 |
| Other Income | 15,050 | 11,563 | 10,972 | 13,896 | 14,422 |
| Revenue Growth Rate (%) | 6.6 | −1.6 | −9.1 | −5.6 | −1.5 |

## Income Before Income Taxes



(¥ Millions)
200,000
150,000
100,000
50,000
10,000
0
123,807
182,790
139,483
115,940
70,402
'02
'03
'04
'05
'06


(¥ Millions)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Income Before Income Taxes | 123,807[*1] | 182,790 | 139,483 | 115,940 | 70,402[*2] |

Notes: (*1) During the year 2002/3, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.
(*2) The extraordinary loss of ¥47,525 million was recorded due to the adoption of accounting standard for impairment of fixed assets.

## Net Income



(¥ Millions)
100,000
70,000
40,000
10,000
0
64,486
95,146
74,745
68,726
46,924
'02
'03
'04
'05
'06


(¥ Millions)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Net Income | 64,486[*1] | 95,146 | 74,745 | 68,726 | 46,924[*2] |

Notes: (*1) During the year 2002/3, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.
(*2) The extraordinary loss of ¥47,525 million was recorded due to the adoption of accounting standard for impairment of fixed assets.

# PROFITABILITY (CONSOLIDATED)

## Income Before Income Taxes / Total Revenues



(%)
50
40
30
20
10
0
'02
'03
'04
'05
'06
28.9
43.4
36.4
32.1
19.8


(%)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Income before Income Taxes / Revenues | 28.9 (*1) | 43.4 | 36.4 | 32.1 | 19.8 (*2) |

Notes: (*1) During the year 2002/3, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.
(*2) The extraordinary loss of ¥47,525 million was recorded due to the adoption of accounting standard for impairment of fixed assets.

## Net Income / Total Revenues



(%)
25
20
15
10
5
0
'02
'03
'04
'05
'06
15.1
22.6
19.5
19.0
13.2


(%)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Net Income / Revenues | 15.1 (*1) | 22.6 | 19.5 | 19.0 | 13.2 (*2) |

Notes: (*1) During the year 2002/3, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.
(*2) The extraordinary loss of ¥47,525 million was recorded due to the adoption of accounting standard for impairment of fixed assets.

# REVENUES / COSTS (CONSOLIDATED)

## General and Administrative Expenses / Total Revenues



(%)
75
60
45
30
15
0
'02
'03
'04
'05
'06
43.5
56.1
62.6
61.0
68.3


(¥ Millions/%)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| General and Administrative Expenses / Revenues (%) | 43.5 | 56.1 | 62.6 | 61.0 | 68.3 |
| Summary of Operating Costs: | | | | | |
| Financial Expenses | 25,743 | 24,742 | 21,387 | 23,136 | 20,546 |
| General and Administrative Expenses | 186,463 | 236,158 | 239,893 | 220,548 | 242,928 |

Notes: 1. Financial expenses consist of interest expenses and other expenses associated with financing.
2. General and administrative expenses consist of credit costs, advertising expenses, and general and administrative expenses.

## Gain (Loss) on Participation in Leveraged Lease Partnership



(¥ Millions)
25,000
20,000
15,000
10,000
5,000
0
'02
'03
'04
'05
'06
16,824
23,526
17,795
2,039
0


(¥ Millions)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Gain (Loss) on Participation in Leveraged Lease Partnership | 16,824 | 23,526 | 17,795 | 2,039 | 0 |

## REVENUES / COSTS (CONSOLIDATED)

### Personnel Costs / Total Revenues



(%)
10
8
6
4
2
0
6.0
6.3
6.3
6.9
6.2
'02
'03
'04
'05
'06


(¥ Millions/%)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Personnel Costs | 25,671 | 26,600 | 24,354 | 24,924 | 22,034 |
| Revenues | 428,203 | 421,279 | 382,915 | 361,370 | 355,885 |
| Personnel Costs / Revenues | 6.0 | 6.3 | 6.3 | 6.9 | 6.2 |

### Advertising Expenses / Total Revenues



(%)
5
4
3
2
1
0
3.5
3.4
2.9
1.8
3.5
'02
'03
'04
'05
'06


(¥ Millions/%)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Advertising Expenses | 15,157 | 14,266 | 11,216 | 6,479 | 12,298 |
| Revenues | 428,203 | 421,279 | 382,915 | 361,370 | 355,885 |
| Advertising Expenses / Revenues | 3.5 | 3.4 | 2.9 | 1.8 | 3.5 |

## OUTSTANDING LOANS / CUSTOMER ACCOUNTS (NON-CONSOLIDATED)

### Outstanding Loans
### Number of Customer Accounts



(¥ Millions)
(Accounts)
(Thousand)
2,000,000
1,600,000
1,200,000
800,000
400,000
0
3,000
2,400
1,800
1,200
600
0
1,766,655
1,675,625
1,578,729
1,568,725
1,540,046
'02
'03
'04
'05
'06


(¥ Millions)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| *Unsecured* Outstanding Loans | 1,766,655 | 1,675,625 | 1,578,729 | 1,568,725 | 1,540,046 |
| Growth Rate (%) | 7.4 | −5.2 | −5.8 | −0.6 | −1.8 |
| Number of Unsecured Loans Accounts | 2,937,953 | 2,814,665 | 2,602,964 | 2,442,560 | 2,322,917 |
| Number of Credit Cardholders Accounts | — | 64,014 | 158,941 | 218,957 | 254,665 |
| Average Balance Outstanding per Account (¥ Thousand) | 601 | 595 | 607 | 642 | 663 |

Note: Average balance outstanding per account data is based on unsecured loans only.

### Loan Balance by Region
(As of March 31, 2006)



¥40.5 Billion 2.6%
¥68.9 Billion 4.5%
¥187.3 Billion 12.2%
¥92.5 Billion 6.0%
¥144.3 Billion 9.4%
Total 1,540.0 (¥ Billion)
¥244.2 Billion 15.8%
¥553.5 Billion 35.9%
¥208.9 Billion 13.6%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku
Shikoku
Kyushu

## ASSETS (CONSOLIDATED)

### Total Assets



(¥ Millions)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2,017,067
1,939,530
1,899,140
1,903,991
1,770,909
'02
'03
'04
'05
'06


(¥ Millions/%)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Total Assets | 2,017,067 | 1,939,530 | 1,899,140 | 1,903,991 | 1,770,909 |
| Current Assets | 1,838,175 | 1,760,769 | 1,670,900 | 1,644,267 | 1,552,258 |
| Other Assets | 178,892 | 178,761 | 228,240 | 259,724 | 218,651 |
| Current Ratio (%) | 557.5 | 465.9 | 719.1 | 1,017.5 | 628.4 |
| Other Assets Ratio (%) | 22.9 | 21.5 | 25.6 | 27.0 | 22.5 |

Notes: 1. Current Ratio=Current Assets (Fiscal year-end)/Current Liabilities (Fiscal year-end)x100
2. Other Assets Ratio=Other Assets (Fiscal year-end)/Stockholders' Equity (Fiscal year-end)x100

### Income Before Income Taxes / Total Assets



(%)
10
8
6
4
2
0
9.2
7.3
6.1
6.1
4.8
4.0
3.9
3.6
3.2
2.6
'02
'03
'04
'05
'06


(%)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Income Before Income Taxes / Total Assets | 6.1 | 9.2 | 7.3 | 6.1 | 4.0 |
| Net Income / Total Assets (ROA) | 3.2(*1) | 4.8 | 3.9 | 3.6 | 2.6(*2) |

Notes: 1. Income before Income Taxes/Total Assets (Yearly Average)x100
2. Net Income/Total Assets (Yearly Average)x100
(*1) During the year 2002/3, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.
(*2) The extraordinary loss of ¥47,525 million was recorded due to the adoption of accounting standard for impairment of fixed assets.

## CREDIT LOSSES (CONSOLIDATED)

### Allowance for Credit Losses



(¥ Millions)
150,000
120,000
90,000
60,000
30,000
0
98,256
127,572
136,286
137,000
150,430
'02
'03
'04
'05
'06


(¥ Millions)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Allowance for Credit Losses | 98,256 | 127,572 | 136,286 | 137,000 | 150,430 |

### Credit Losses
### Credit Losses / Outstanding Loans



(¥ Millions)
150,000
120,000
90,000
60,000
30,000
0
(%)
10
8
6
4
2
0
78,559
111,277
134,998
112,858
108,504
'02
'03
'04
'05
'06


(¥ Millions/%)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Credit Losses | 78,559 | 111,277 | 134,998 | 112,858 | 108,504 |
| Credit Losses/ Outstanding Loans (%) | 4.45 | 6.64 | 8.55 | 7.19 | 7.04 |
| Total Bad Debt Recovery | 8,301 | 8,282 | 8,113 | 8,213 | 6,559 |
| Net Credit Losses | 70,258 | 102,995 | 126,885 | 104,645 | 101,945 |
| Net Credit Loss Ratio (%) | 3.98 | 6.15 | 8.04 | 6.67 | 6.62 |

## OUTSTANDING LOANS BY INTEREST RATE


8.0%
5.5%
9.4%
5.9%
6.0%
42.0%
6.5%
As of
March 31,
2005
48.7%
31.9%
36.1%
As of March 31,
2006
27.375%
23.360%
Other
25.550%
18.250%

## OUTSTANDING LOANS BY AMOUNT


0.2%
3.9%
0.3%
4.1%
19.3%
22.6%
As of
March 31,
2005
73.0%
76.6%
As of March 31,
2006
¥300,000 or less
Over ¥500,000 – ¥1,000,000
Over ¥300,000 – ¥500,000
Over ¥1,000,000 – ¥2,000,000

## Outstanding Loans by Type (Monthly Average)



(¥ Millions)
(¥ Billions)
100,000
80,000
60,000
40,000
20,000
0
2,000
1,600
1,200
800
400
0
1,767
1,676
1,579
1,569
1,540
56,692
43,819
40,608
43,349
41,180
12,373
10,603
9,764
10,305
9,433
7,596
5,223
3,967
3,215
3,704
'02
'03
'04
'05
'06
Additional Loans Under Existing Contract
Repeat Contract
Loans Under New Contract
Total Outstanding Loans (Year-End Balance)


Note: Outstanding Loans by Type represents unsecured small-lot loans.

## New Loans and Net Increase



(¥ Millions)
1,000,000
750,000
500,000
250,000
0
-250,000
-500,000
-750,000
919,962
715,777
652,090
682,445
651,814
-719,808
-695,530
-614,011
-579,629
-572,036
'02
'03
'04
'05
'06
Loan
Credit Losses
Repayment
Outstanding Loans Change


(¥ Millions)

| | '02 | '03 | '04 | '05 | '06 |
|---|---|---|---|---|---|
| Credit Losses | -78,558 | -111,277 | -134,975 | -112,820 | -108,456 |
| Outstanding Loans Change | 121,596 | -91,030 | -96,896 | -10,004 | -28,678 |

# FUNDING (NON-CONSOLIDATED)

## Interest-Bearing Debt
## Ratio of Long-Term Debt



(¥ Millions)
(%)
1,500,000
1,200,000
900,000
600,000
300,000
0
100
80
60
40
20
0
1,206,992
1,017,884
970,759
887,163
730,106
'02
'03
'04
'05
'06


(¥ Millions/%)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Debt | 1,206,992 | 1,017,884 | 970,759 | 887,163 | 730,106 |
| Short-Term Debt | 86,120 | 28,750 | 63,550 | 14,250 | 14,250 |
| Long-Term Debt | 1,120,872 | 989,134 | 907,209 | 872,913 | 715,856 |
| Ratio of Long-Term Debt | 92.9 | 97.2 | 93.5 | 98.4 | 98.0 |

## Funding Structure by Maturity



2.0%
1.6%
40.6%
43.6%
As of March 31, 2005
57.4%
54.8%


As of March 31, 2006

- Long-Term Borrowings
- Bonds
- Short-Term Borrowings

## Funding Sources



2.7%
2.0%
1.9%
1.6%
10.4%
28.4%
43.6%
40.6%
12.5%
As of March 31, 2005
4.0%
13.0%
9.4%
29.9%


As of March 31, 2006

- Bonds
- Securitizations
- Foreign Banks and other institutions
- Japanese Banks
- Life and Casualty Insurance Companies
- Other
- Lease / Finance Companies

## Funding Structure by Key Interest Rates



12.4%
1.9%
21.1%
4.1%
As of March 31, 2005
85.7%
74.8%


As of March 31, 2006

- Fixed-Rate
- Long-Term Prime Rate
- LIBOR

## STOCKHOLDERS' EQUITY (CONSOLIDATED)

### Stockholders' Equity
### Stockholders' Equity Ratio



(¥ Millions)
(%)
1,000,000
800,000
600,000
400,000
200,000
0
75
60
45
30
15
0
779,919
831,616
893,084
960,718
973,626
'02
'03
'04
'05
'06


(¥ Millions/%)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Stockholders' Equity | 779,919 | 831,616(*) | 893,084(*) | 960,718(*) | 973,626(*) |
| Stockholders' Equity Ratio (%) | 38.7 | 42.9 | 47.0 | 50.5 | 55.0 |

(*) Note: Including acquisition of the treasury stock.

### Return on Equity (ROE)



(%)
15
12
9
6
3
0
8.5
11.8
8.7
7.4
4.9
'02
'03
'04
'05
'06


(%)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Return on Equity | 8.5(*1) | 11.8 | 8.7 | 7.4 | 4.9(*2) |

Notes: Return on Equity = Net Income/Stockholders' Equity (Yearly average)×100
(*1) During the year 2002/3, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.
(*2) The extraordinary loss of ¥47,525 million was recorded due to the adoption of accounting standard for impairment of fixed assets.

## PER SHARE DATA (CONSOLIDATED)

### Net Income per Share



(¥)
700
500
300
100
0
437.80
650.93
525.51
487.94
333.18
'02
'03
'04
'05
'06


(¥)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Net Income per Share | 437.80(*1) | 650.93 | 525.51 | 487.94 | 333.18(*2) |
| Number of Shares Outstanding at Fiscal Year-end (Thousand) | 147,295 | 143,481 | 140,816 | 140,706 | 140,706 |
| Adjusted Yearly Weighted Average Number of Shares Outstanding (Thousand) | 147,295 | 146,070 | 142,149 | 140,723 | 140,706 |

Notes: (*1) During the year 2002/3, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.
(*2) The extraordinary loss of ¥47,525 million was recorded due to the adoption of accounting standard for impairment of fixed assets.

### Stockholders' Equity per Share



(¥)
7,500
6,000
4,500
3,000
1,500
0
5,294.94
5,795.54
6,341.88
6,827.41
6,919.26
'02
'03
'04
'05
'06


(¥)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Stockholders' Equity per Share | 5,294.94 | 5,795.54 | 6,341.88 | 6,827.41 | 6,919.26 |
| Cash Dividends per Share | 100.00 | 100.00 | 100.00 | 100.00 | 230.00 |
| Adjusted Number of Shares Outstanding at Fiscal Year-End (Thousand) | 147,295 | 143,481 | 140,816 | 140,706 | 140,706 |

# PER EMPLOYEE DATA (CONSOLIDATED)

### Outstanding Loans (Unsecured) per Employee
### Number of Customer Accounts (Unsecured) per Employee



(¥ Millions)
(Accounts)
750
600
450
300
150
0
1,000
800
600
400
200
0
469
496
475
449
484
'02
'03
'04
'05
'06


(¥ Millions)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Outstanding Loans per Employee | 469 | 496 | 475 | 449 | 484 |
| Number of Customer Accounts per Employee | 779 | 834 | 783 | 700 | 730 |
| Number of Employee at Fiscal Year-End | 3,770 | 3,375 | 3,324 | 3,491 | 3,184 |

### Revenue per Employee



(¥ Millions)
150
120
90
60
30
0
114
125
115
104
112
'02
'03
'04
'05
'06


(¥ Millions)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Revenue per Employee | 114 | 125 | 115 | 104 | 112 |
| Income before Income Taxes per Employee | 33 | 54 | 42 | 33 | 22 |
| Net Income per Employee | 17 | 28 | 22 | 20 | 15 |

# PER OFFICE DATA (CONSOLIDATED, MANNED OFFICE BASIS)

### Outstanding Loans (Unsecured) per Manned Office
### Number of Customer Accounts (Unsecured) per Manned Office



(¥ Millions)
(Accounts)
4,000
3,200
2,400
1,600
800
0
7,500
6,000
4,500
3,000
1,500
0
3,340
3,168
2,990
2,971
2,945
'02
'03
'04
'05
'06


(¥ Millions)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Outstanding Loans per Manned Office | 3,340 | 3,168 | 2,990 | 2,971 | 2,945 |
| Number of Customer Accounts per Manned Office | 5,553 | 5,321 | 4,930 | 4,626 | 4,442 |
| Number of Manned Offices at the Year-End | 529 | 529 | 528 | 528 | 523 |

### Income before Income Taxes per Manned Office



(¥ Millions)
400
300
200
100
10
0
234
346
264
220
135
'02
'03
'04
'05
'06


(¥ Millions)

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Revenue per Manned Office | 809 | 796 | 725 | 684 | 680 |
| Income before Income Taxes per Manned Office | 234 | 346 | 264 | 220 | 135 |
| Net Income per Manned Office | 122 | 180 | 142 | 130 | 90 |

## Number of Offices


2,000
1,600
1,200
800
400
0
1,851
1,892
1,892
1,893
1,888
1,321
1,362
1,363
1,364
1,374
529
529
528
528
523
'02
'03
'04
'05
'06

| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Number of Manned Office | 529 | 529 | 528 | 528 | 523 |
| Number of Unmanned Office | 1,321 | 1,362 | 1,363 | 1,364 | 1,374(*) |
| Number of ¥en musubi | 1,851 | 1,892 | 1,892 | 1,893 | 1,888 |

Notes: In addition, there has been one Internet branch office since 2000/3.
(*) Unmanned loan branch offices including automatic quick loan application

## Number of Offices by Region
(As of March 31, 2006)


33
(56)
48
(139)
71
(173)
13
(52)
26
(88)
Nationwide
523 [1,364]
Offices
88
(215)
172
(379)
72
(262)

Hokkaido Tohoku Kanto Chubu
Kinki Chugoku Shikoku Kyushu

Note: Numbers in parentheses indicate unmanned offices excluding internet office.

## Offices by Number of Employees
(As of March 31, 2006)


2.9%
15 (1)
22.9%
120 (15)
Manned Offices
524
[88]
74.2%
389 (72)

Number: 5 or less
Number: 6 - 9
Number: 10 and over

Note: Numbers in parentheses indicate female office managers.
Total number of manned offices includes one Internet branch office.

## Manned Offices by Outstanding Loans
(As of March 31, 2006)


7.1%
32.6%
32.6%
27.7%
Manned Offices
524

Outstanding Loans: less than ¥1 billion Offices: 37
Outstanding Loans: ¥1 billion - ¥2 billion Offices: 171
Outstanding Loans: ¥2 billion - ¥3 billion Offices: 145
Outstanding Loans: over ¥3 billion Offices: 171

Note: Total number of manned offices includes one Internet branch office.

## ATM-RELATED DATA (NON-CONSOLIDATED)

### Number of ATMs



(Takefuji ATM)
(Tie-up ATM)
2,500
2,000
1,500
1,000
500
0
50,000
40,000
30,000
20,000
10,000
0
2,040
2,081
2,034
2,029
2,025
27,493
31,581
33,506
36,191
43,425
'02
'03
'04
'05
'06


| Fiscal Year Ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Number of Takefuji ATMs | 2,040 | 2,081 | 2,034 | 2,029 | 2,025 |
| Number of Tie-up CDs and ATMs | 27,493 | 31,581 | 33,506 | 36,191 | 43,425 |
| Total | 29,533 | 33,662 | 35,540 | 38,220 | 45,450 |

### Composition of Transactions by Type

(Year ended March 31, 2006)



0
20
40
60
80
100
Loan withdrawal
65.7%
26.1%
8.2%
Repayment
58.6%
15.6%
3.8%
0.3%
0.2%
21.6%
Total
61.0%
19.2%
5.3%
0.2%
0.1%
14.2%
Takefuji ATM
Tie-up ATM
Office
Bank Account Transfer
Registered Mail
Collection Visit


### Loan Amount per ATM Transaction



As of March 31, 2006
18.1%
40.0%
15.3%
8.8%
3.2%
10.9%
3.6%
Under ¥10 thousand
¥10 – ¥19 thousand
¥20 – ¥29 thousand
¥30 – ¥39 thousand
¥40 – ¥49 thousand
¥50 – ¥100 thousand
Over ¥100 thousand


### Repayment Amount per ATM Transaction



As of March 31, 2006
8.7%
17.1%
28.6%
32.0%
6.9%
2.6%
4.1%
Under ¥10 thousand
¥10 – ¥19 thousand
¥20 – ¥29 thousand
¥30 – ¥39 thousand
¥40 – ¥49 thousand
¥50 – ¥59 thousand
Over ¥60 thousand

# NEW CUSTOMER ACQUISITION BY MEDIA


(%)
0
10
20
30
40
50
60
70
80
90
100
Year ended March 31, 2005
Office counter
11.2%
15.8%
20.9%
27.0%
4.1%
21.0%
¥en-musubi
11.4%
5.4%
19.2%
47.9%
11.3%
4.9%
Total
11.3%
9.0%
19.8%
40.7%
8.8%
10.5%
Year ended March 31, 2006
Office counter
9.5%
15.5%
17.3%
24.7%
2.7%
30.3%
¥en-musubi
10.8%
4.9%
18.7%
49.5%
10.2%
6.0%
Total
10.2%
9.3%
18.1%
39.3%
7.1%
16.0%
Word of Mouth, Introduction
Distributed Materials
Signs
TV-Radio
Newspaper, Magazine
Other

### The Place of Contract (New Accounts)


March 2006
8.0%
48.4%
43.6%
Office Counter
¥en-musubi (During regular office hours)
¥en-musubi (After regular office hours)

### Number of Borrowings at Other Consumer Finance Companies — New Customers


March 2006
14.5%
29.9%
15.5%
18.3%
21.8%
0
1
2
3
4

## Outstanding Consumer Loans


(¥100 Millions)
600,000
500,000
400,000
300,000
200,000
100,000
0
422,308
427,987
434,157
434,789
400,342
398,585
389,378
385,948
364,766
346,492
344,999
56,728
66,103
75,886
83,550
91,404
94,966
99,811
105,327
101,917
101,755
101,571
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
Total Consumer Loans
Specialized Consumer Loan Companies

Source: Japan Consumer Credit Association

## Market Share Information (Consolidated Basis)


Takefuji
¥1,540.0 Billion
14.2%
ACOM
¥1,596.3 Billion
14.7%
AIFUL
¥1,512.7 Billions
13.9%
PROMISE
¥1,295.3
11.9%
CFJ (*2)
¥1,000.0 Billion
9.2%
Other
¥3,929.3 Billion
36.1%
10,873.1
(¥ Billion)
(*1)

As of March 31, 2006

Source: The Japan Finance Newspaper

Notes: (*1) The aggregate companies total with outstanding loans over ¥10 billion.
(*2) The total of CFJ Co., Ltd. consists of two companies, Dick and Unimat Ladies.


(%)
0
10
20
30
40
50
60
70
80
90
100
Gender
Existing
Male 69.4%
Female 30.6%
New
Male 71.6%
Female 28.4%
Marital Status
Existing
Married 50.4%
Single 49.6%
New
Married 43.6%
Single 56.4%
Age
Existing
20s 16.9%
30s 25.5%
40s 20.0%
50s and over 37.6%
Male 70.3%
29.7% Female
Male 73.5%
26.5% Female
Male 72.2%
28.8% Female
Male 64.7%
Female 35.3%
New
20s 32.5%
30s 22.7%
40s 16.4%
50s and over 28.4%
Male 70.9%
Female 29.1%
Male 74.4%
25.6% Female
Male 72.9%
27.1% Female
Male 69.4%
30.6% Female
Health Insurance
Existing
Company health insurance 56.0%
National health insurance 44.0%
New
Company health insurance 49.2%
National health insurance 50.8%
Residence
Existing
Own house (with mortgage) 3.7%
House owned by family member
Public housing apartment
Condominium
Company Owned House 2.7%
Dormitory 3.6%
Own house 15.6%
29.4%
Rental house 12.5%
Apartment 16.0%
7.9%
New
Own house 15.6%
30.5%
Rental house 12.7%
Apartment 16.7%
7.5%
House owned by family member
Own house (with mortgage) 3.5%
Public housing apartment
Condominium
Company Owned House : 2.4%
Dormitory 3.4%

# CUSTOMER PROFILE


(%)
0
10
20
30
40
50
60
70
80
90
100
Length of Residence
Existing
Under 1 year 0.0%
1 – 3 years 1.4%
3 – 5 years 3.6%
5 – 10 years 15.6%
Over 10 years 79.3%
New
Under 1 year 4.4%
1 – 3 years 12.0%
3 – 5 years
8.3%
5 – 10 years 16.0%
Over 10 years 59.2%
Occupation
Existing
Office Worker 83.3%
Self-employed 11.0%
Housewife 3.5%
Public Servant 2.1%
Other 0.1%
New
Office Worker 82.6%
Self-employed 13.1%
Housewife 1.8%
Public Servant 2.3%
Other 0.2%
Length of Employment
Existing
Under 1 year 2.6%
1 – 3 years 11.8%
3 – 5 years 11.4%
5 – 10 years 20.3%
Over 10 years 54.0%
New
Under 1 year 12.7%
1 – 3 years 26.0%
13.7%
3 – 5 years
5 – 10 years 16.5%
Over 10 years 31.1%
Size of Company by Employees
Existing
Under 30 employees 64.3%
31 – 100 16.8%
101 – 500 11.1%
Over 501 7.7%
New
Under 30 employees 63.0%
31 – 100 16.9%
101 – 500 11.6%
Over 501 8.5%
Annual Income
Existing
Under ¥2 million 4.3%
¥2 – ¥3 million 7.3%
¥3 – ¥4 million 27.8%
¥4 – ¥5 million 30.4%
Over ¥5 million 30.2%
New
Under ¥2 million 2.0%
¥2 – ¥3 million
10.8%
¥3 – ¥4 million 32.8%
¥4 – ¥5 million 28.7%
Over ¥5 million 25.8%

## BUSINESS PROCESS

**1. Features of Products Offered**

1. Speedy procedures
2. Small size, unsecured (no collateral) and unguaranteed loans
3. Confidentiality strictly upheld
4. Interest calculated daily
5. Revolving loan method
6. Loans granted regardless of purpose

**2. Loan Application Procedures (Over the Office Counter)**



Visit office to apply
Provide statement of health insurance
Provide statement of salary
Consent forms
Loan application form
Copy identification card and etc.
Fill out ¥en Card membership application form & customer card
Credit is checked with reference to credit criteria and Information Center Takefuji Information Center
Request to fill out the application form
In compliance with Moneylenders' Act
Hearing and scoring
Information on application is verified
1. Confirm present address
2. Confirm name
3. Confirm birthday
Confirm employment
Credit criteria
Credit limit is calculated
Print out scoring sheet
Office manager gives approval
Computer registration
Explanation of repayment terms
Input data
Return identification card and etc.
Card loan facility contract drawn up
Explain repayment rules
Deliver contract copy and card member agreement
Cashing card issued
Receipt issued (Stating outstanding balance)
Cash delivered to the customer
Loan application and screening
Credit decision
Contract execution


Notes: Loans exceeding ¥500,000 are subject to stringent assessment by the headoffice.
"Specified Purpose Loans" are not revolving loans.

## 3. Loan Application Procedures (¥en-musubi)

Applicant (Unmanned machine booth) | Operator (Loan Application Center)



Visit booth
Fill out ¥en Card membership application & customer card
Applicant fills out loan request form
Fill out consent forms set
A set of loan request forms
scanner
Display of consent forms
Print out
Place application & customer card in machine
scanner
Print out
Input necessary items
touch panel
Computer at Loan Application Center
Credit is checked with reference to credit criteria and Information Center Takefuji Information Center
Health insurance card
camera
Customer image
Drivers license
Print out scoring sheet
Loan application and screening
Place ID's in machine
scanner
Print out
Information on application is verified
1. Confirm present address
2. Confirm name
3. Confirm birthday
Explanation: repayment, various services
Computerized counseling
Credit criteria
Calculation of credit limit
Credit card information
Credit card choice
Credit card confirmation
Input approved amount
Office manager's approval
Credit decision
Input scoring data
Card loan contract & terms
Contract issued
Computer at Loan Application Center
Instruction to make contract
Signature
Card loan contract & terms
Insert contract
Contract execution
Receive contract copy
Deliver user manual
Card loan contract & terms
Card loan contract & terms (copy)
(Stays in machine)
Card issued
Computer at Loan Application Center
Instruction to issue card
¥en Card issued
Advice to keep card member agreement

## 4. Loan Review Procedures

The consumer finance industry is built around convenience, achieved with quick loans which require neither security nor guarantees. In order to offer such loans, the Company has developed the following standards and procedures drawing on experience accumulated during its years in the field.

(1) Credit limits and conditions vary by occupation, age and other relevant factors, based on extensive data on past repayment histories.
(2) Identity, employment, address and other key items of information are carefully confirmed.
(3) The prospective customer's creditworthiness is determined at the time of loan application, in part by running checks with Takefuji Information Center, which manages a database on Takefuji customers, and the individual credit information center of the Allied Nationwide Credit Information Center. Loans are not extended to individuals who are found to have previously defaulted or who already hold a large number of loans. In March 1987, the exchange of personal information on customers was initiated between the banking, credit sales and consumer finance industries in order to further reduce the risk of non-performing loans.
(4) The yen limit of the loans is calculated based on both the customer's demonstrated creditworthiness and by reference to standards set according to yearly income. The average amount of a new loan on first application currently stands at around ¥231 thousand. The credit limit may be increased depending on the customer's payment records. The average balance of loans outstanding per customer was around ¥663 thousand as of March 2006.

## 5. Payment

The Company employs a fixed payment date system.
(1) Fixed payment date
For the customer's convenience, the payment date is established as one of the three days following his or her monthly payday. Thus the customer can always make the monthly payment on the same convenient date.
(2) Payment amount
Minimum-payment amounts are determined and fixed according to amount of loan and number of payment.
(3) Administration of receivables
a. Delinquency
The day following the agreed payment date is considered the date when delinquency occurs, and the days of delinquency are calculated accordingly.
b. Renewal of payment date
The payment date is revised to the next payment date when
1) payment of the monthly principal and interest due is received or
2) payment of an amount greater than the interest due by the following payment date is received.

## 6. Individual Credit Information Organizations

(1) Overview of Takefuji's comprehensive credit checks (As of March 31, 2006)

| Organization / Items | Takefuji Information Center | Allied Nationwide Credit Information Center | Japanese Bankers Association Personal Credit Information Center | Credit Information Center Corp. |
|---|---|---|---|---|
| Type of organization | Takefuji's independent information center (Began operations in July 1983) | Association of 33 independent credit information centers including companies and cooperative associations (Began operation in September 1976) | Center for the collection of personal credit information (Began operation in 1988) | Agency for the collection of consumer credit information (The Shinpan and the credit card industry) (Began operation in September 1984) |
| Number of members | 524 offices in Japan including Internet offices | 3,406 Companies and 7,326 offices (Total of 33 centers) | 1,502 Companies | 751 Companies |
| Users | Purposes<br>1. Established to fill a need for communication between credit information centers, which did not exist previously<br>2. To avoid setting up Takefuji accounts at more than one branch for the same individual | (Membership) Consumer finance companies, local credit sales companies, and others | (Membership) Primarily banks, financial institutions, credit card companies and other financing institutions and companies | (Membership) |
| Accumulated data (Approximate) | 9,790,000 listings | 22,240,000 listings | 79,400,000 listings | 437,090,000 listings |
| Inquiries and responses per month from consumer finance industry (Approximate) | 275,000 | 9,830,000 | 850,000 | 2,500,000 |
| Method of inquiry and response | Online inquiries and responses through computer network | ① Dedicated terminals<br>② CPU connection<br>③ Magnetic media | ① Online inquiries<br>② Batch inquiries via magnetic tape | ① Online inquiries and responses via computer network<br>② Batch inquiries and responses via CMT |

(2) Purpose

In order to prevent the increase of individuals who take on excessive borrowings from multiple sources, the Company utilizes four credit information organizations to make meticulous identification of problem credit risks and to protect consumers. Careful observance of these basic premises helps the Company to maintain sound operations.

1. Takefuji Information Center
   Real-time information on customer accounts eliminates the possibility that an individual may open multiple accounts by visiting more than one Takefuji office.
2. Allied Nationwide Credit Information Center
   This center, which supplies real-time information to consumer finance companies, comprises 33 ndependent credit information centers linked by an online computer network throughout Japan.
3. Personal Credit Information Center of the Japanese Bankers Association (JBA).
   This is a banking information center under the umbrella of the JBA, securing consumer personal credit information on a nationwide level.
4. Credit Information Center Corp.
   This center is an installment credit and credit card industry information center aiming at being the most reliable and most user friendly personal credit information organization as social infrastructure that supports the sound development of consumer credit.

## 7. Debt Collection

(1) Three basic strategies minimize the risk of non-payment (delinquency).

a. Appropriate credit lines are established based on the Company's accumulated data and know-how.
b. Payment dates are set to maximize customer convenience.
c. In the event of non-payment, debt collection efforts are made promptly and efficiently.

(2) Debt collection operations

| Type of delinquent account | Before payment date (Excluding delinquencies involving attorneys) | 1-120 days in arrears (*) | Over 120 days in arrears | Voluntarily and legally administerd delinquencies | Court-led rehabilitation delinquencies | Written off accounts |
|---|---|---|---|---|---|---|
| Responsible unit | Branch office /Regional loan collection office / Loan Administration Dept. at Head office | Branch office | Regional loan collection office | Loan Administration Dept. at Head office | Loan Administration Dept. at Head office | Loan Administration Dept. at Head office |
| Description | • Written notice of repayment date five days prior<br>• Telephone reminder on repayment date | • Contact by telephone and mail<br>• Collection by visit | • Contact by telephone and mail<br>• Collection by visit<br>• Payment request and legal proceedings | • Collection and administration of delinquecies involving attorneys and judicial scriveners | • Collection and administration of court-led rehabilitation delinquencies | • Contact by telephone and mail |

Note: (*) Collection of loans overdue by one to ten days is primarily conducted by call centers.

(3) Internal restrictions on collection activities

a. Telephone contacts
   - Frequency: total of three calls per day (per customer).
   - Time: from 8:10 a.m. to 8:50 p.m., but:
     First contact for 1 day-repayment delay should be made after 8:30 a.m. and
     Morning calls are prohibited when the customer's working hours are at night.

b. Written notice
   - Frequency: up to twice per week, but mailing notices on consecutive days is prohibited. Not allowed to contact customer asking for repayment other than home address without proper reasons.

## 8. Maximum Lending Rate


(%)
60
50
40
30
20
10
0
Legal maximum lending rate
Daily interest rate 0.1096%
(Annual interest rate 40.004%)
(91/11)
Daily interest rate 0.08%
(Annual interest rate 29.2%)
(00/6)
Daily interest rate 0.08%
(Annual interest rate 29.20%)(90/1)
Takefuji's maximum lending rate
Daily interest rate 0.075%
(Annual interest rate 27.375%)
(96/2)
'90
'91
'96
'00
'04
'05

## 9. Average Yield on Outstanding Loans (Interest Income/Average Outstanding Balance)

| Item \ FY ended | 2002/3 | 2003/3 | 2004/3 | 2005/3 | 2006/3 |
|---|---|---|---|---|---|
| Actual yield per annum (%) | 23.98 | 23.37 | 22.50 | 21.74 | 21.66 |

Note: Figures for actual yield on loans outstanding reflect unsecured loans only.

## CONSOLIDATED BALANCE SHEETS FOR FIVE YEARS

| Item \ Fiscal Year Ended | 2006/3 | | | 2005/3 | | |
|---|---|---|---|---|---|---|
| | ¥ Millions | Proportion [%] | Change [%] | ¥ Millions | Proportion [%] | Change [%] |
| ASSETS | | | | | | |
| Current assets: | | | | | | |
| Cash in hand and at banks | 52,566 | | -10.4 | 58,651 | | 28.2 |
| Time deposits | 14,456 | | -5.7 | 15,329 | | -18.3 |
| Marketable securities | 5 | | -98.4 | 320 | | -98.6 |
| Short-term investments | 40,000 | | -52.9 | 84,988 | | 30.8 |
| Direct cash loans to customers: | | | | | | |
| Principal | 1,540,046 | | -1.8 | 1,568,725 | | -0.6 |
| Accrued interest income | 12,305 | | 1.6 | 12,113 | | -49.0 |
| Less: allowance for credit losses | -150,430 | | 9.8 | -137,000 | | 0.5 |
| Prepaid expenses | 901 | | -17.6 | 1,094 | | -18.3 |
| Deferred tax assets | 19,502 | | -20.7 | 24,582 | | -29.3 |
| Other current assets | 22,907 | | 48.1 | 15,465 | | -7.9 |
| Total current assets | 1,552,258 | 87.7 | -5.6 | 1,644,267 | 86.4 | -1.6 |
| Investments: | | | | | | |
| Investments in securities | 32,432 | | -50.3 | 65,220 | | 35.9 |
| Investments in partnerships | — | | — | — | | — |
| Other investments | 1,039 | | 42.7 | 728 | | — |
| Total investments and advances | 33,471 | 1.9 | -49.2 | 65,948 | 3.4 | 21.0 |
| Property and equipment, net of accumulated depreciation | 49,794 | 2.8 | -49.4 | 98,321 | 5.2 | -1.5 |
| Deferred tax assets | 17,139 | 0.9 | — | — | — | — |
| Leasehold deposits and other assets | 118,247 | 6.7 | 23.9 | 95,455 | 5.0 | 29.0 |
| Foreign currency translation adjustments | — | | — | — | | — |
| Total assets | 1,770,909 | 100.0 | -7.0 | 1,903,991 | 100.0 | 0.3 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | | | | |
| Current liabilities: | | | | | | |
| Short-term borrowings | — | | — | — | | — |
| Current portion of long-term debt | 181,986 | | 41.4 | 128,694 | | -24.3 |
| Accounts payable | 5,463 | | 7.7 | 5,073 | | 22.9 |
| Income taxes payable | 27,169 | | 60.6 | 16,920 | | -18.9 |
| Accrued expenses | 6,663 | | -13.0 | 7,658 | | -5.1 |
| Allowance for losses for refund of interest received from customers | 22,500 | | — | — | | — |
| Other current liabilities | 3,242 | | -0.3 | 3,251 | | -0.1 |
| Total current liabilities | 247,023 | 13.9 | 52.9 | 161,596 | 8.5 | -30.5 |
| Long-term debt | 547,096 | 30.9 | -29.8 | 778,988 | 40.9 | 1.0 |
| Allowance for retirement benefits | 3,164 | 0.2 | 17.7 | 2,689 | 0.1 | 3.4 |
| Minority interest | — | | — | — | | — |
| Stockholders' equity: | | | | | | |
| Common stock | 30,478 | 1.7 | — | 30,478 | 1.6 | — |
| Additional paid-in capital | 52,263 | 2.9 | — | 52,263 | 2.7 | — |
| Retained earnings | 921,787 | 52.1 | 2.6 | 898,141 | 47.2 | 6.5 |
| Net unrealized losses on other investments in securities, net of taxes | 9,767 | 0.6 | -53.2 | 20,858 | 1.1 | 198.6 |
| Foreign currency translation adjustments | 107 | | — | -246 | | 48.2 |
| Treasury stock | -40,776 | -2.3 | — | -40,776 | -2.1 | 1.9 |
| Total stockholders' equity | 973,626 | 55.0 | 1.3 | 960,718 | 50.5 | 7.6 |
| Total liabilities and stockholders' equity | 1,770,909 | 100.0 | -7.0 | 1,903,991 | 100.0 | 0.3 |

| 2004/3 | | | 2003/3 | | | 2002/3 | | |
|---|---|---|---|---|---|---|---|---|
| ¥ Millions | Proportion (%) | Change (%) | ¥ Millions | Proportion (%) | Change (%) | ¥ Millions | Proportion (%) | Change (%) |
| 45,752 | | 21.3 | 37,704 | | -12.5 | 43,097 | | 69.9 |
| 18,770 | | -10.6 | 20,991 | | -24.6 | 27,835 | | 24.9 |
| 22,284 | | 67,427.3 | 33 | | — | — | | — |
| 64,997 | | -15.7 | 77,086 | | 263.3 | 21,221 | | -15.1 |
| 1,578,729 | | -5.8 | 1,675,625 | | -5.2 | 1,766,656 | | 7.4 |
| 23,732 | | 2.8 | 23,078 | | 6.3 | 21,715 | | 19.5 |
| -136,286 | | 6.8 | -127,572 | | 29.8 | -98,256 | | 19.0 |
| 1,339 | | -3.7 | 1,390 | | -35.6 | 2,158 | | -6.1 |
| 34,785 | | -3.8 | 36,167 | | 36.5 | 26,498 | | 15.0 |
| 16,798 | | 3.3 | 16,267 | | -40.3 | 27,251 | | 121.8 |
| 1,670,900 | 88.0 | -5.1 | 1,760,769 | 90.8 | -4.2 | 1,838,175 | 91.1 | 8.7 |
| 47,978 | | 17.8 | 40,731 | | -15.6 | 48,252 | | -37.8 |
| 5,784 | | -22.0 | 7,418 | | 0.2 | 7,402 | | -18.5 |
| 728 | | -3.2 | 752 | | -6.6 | 805 | | -11.4 |
| 54,490 | 2.9 | 11.4 | 48,901 | 2.5 | -13.4 | 56,459 | 2.8 | -35.5 |
| 99,768 | 5.2 | -2.4 | 102,270 | 5.3 | -1.3 | 103,633 | 5.1 | -53.9 |
| — | — | — | 9,340 | 0.5 | 15.2 | 8,111 | 0.4 | 151.5 |
| 73,982 | 3.9 | 305.4 | 18,250 | 0.9 | 70.7 | 10,689 | 0.5 | -7.8 |
| — | | — | — | | — | — | | — |
| 1,899,140 | 100.0 | -2.1 | 1,939,530 | 100.0 | -3.8 | 2,017,067 | 100.0 | -0.0 |
| 26,000 | | — | — | | — | 51,200 | | 123.1 |
| 170,053 | | -41.1 | 288,697 | | 13.7 | 253,989 | | -28.3 |
| 4,128 | | -35.9 | 6,437 | | 2.6 | 6,275 | | -12.7 |
| 20,861 | | -70.2 | 69,938 | | 1,163.8 | 5,534 | | -89.0 |
| 8,067 | | -14.5 | 9,436 | | -2.8 | 9,707 | | 45.5 |
| — | | — | — | | — | — | | — |
| 3,254 | | -5.2 | 3,433 | | 14.1 | 3,008 | | 437.1 |
| 232,363 | 12.2 | -38.5 | 377,941 | 19.5 | 14.6 | 329,713 | 16.3 | -25.4 |
| 771,093 | 40.6 | 6.0 | 727,648 | 37.5 | -19.6 | 904,995 | 44.9 | 8.5 |
| 2,600 | 0.2 | 11.8 | 2,325 | 0.1 | -4.7 | 2,440 | 0.1 | 5.5 |
| — | | — | — | | — | — | | — |
| 30,478 | 1.6 | — | 30,478 | 1.6 | — | 30,478 | 1.5 | — |
| 52,263 | 2.7 | — | 52,263 | 2.7 | — | 52,263 | 2.6 | — |
| 843,536 | 44.4 | 7.7 | 783,132 | 40.4 | 11.3 | 703,466 | 34.9 | 7.1 |
| 6,986 | 0.4 | — | -11,194 | -0.6 | 65.6 | -6,759 | -0.3 | — |
| -166 | | — | 140 | | -70.3 | 471 | | 1,048.8 |
| -40,013 | -2.1 | 72.4 | -23,203 | -1.2 | — | -0 | -0.0 | — |
| 893,084 | 47.0 | 7.4 | 831,616 | 42.9 | 6.6 | 779,919 | 38.7 | 5.5 |
| 1,899,140 | 100.0 | -2.1 | 1,939,530 | 100.0 | -3.8 | 2,017,067 | 100.0 | -0.0 |

# CONSOLIDATED STATEMENTS OF INCOME FOR FIVE YEARS

| Item / Fiscal Year Ended | 2006/3 | | | 2005/3 | | |
|---|---|---|---|---|---|---|
| | ¥ Millions | Proportion (%) | Change (%) | ¥ Millions | Proportion (%) | Change (%) |
| Revenues: | | | | | | |
| Interest income on direct cash loans | 341,463 | | -1.7 | 347,474 | | -6.6 |
| Other income | 14,422 | | 3.8 | 13,896 | | 26.6 |
| Total Revenues | 355,885 | 100.0 | -1.5 | 361,370 | 100.0 | -5.6 |
| Costs and expenses: | | | | | | |
| Interest expenses | 19,416 | | -11.5 | 21,944 | | 7.9 |
| Other expenses associated with financing | 1,130 | | -5.2 | 1,192 | | 14.5 |
| Provision for credit losses | 121,934 | | -2.4 | 124,907 | | -8.3 |
| Losses for refund of interest received from customers | 18,699 | | 70.3 | 10,981 | | 58.2 |
| Write-offs | — | | — | — | | — |
| Provisions for losses for refund of interest received from customers | 22,500 | | — | — | | — |
| Advertising expenses | 12,298 | | 89.8 | 6,479 | | -41.8 |
| Other general and administrative expenses | 67,497 | | -13.7 | 78,181 | | 0.1 |
| Loss on devaluation of investments in securities | 29 | | -62.8 | 78 | | -71.1 |
| Loss on devaluation of land | — | | — | — | | — |
| Gain on sales of investments in securities | -28,264 | | 643.0 | -3,804 | | 203.6 |
| Loss on sales of investments in partnership | — | | — | — | | — |
| Loss on sale/disposal of property and equipment, net | 76 | | -69.5 | 249 | | -37.6 |
| Gain on liquidation of a subsidiary | — | | — | — | | — |
| Gain on participation in partnerships | — | | — | -2,039 | | -88.5 |
| Loss on impairment of fixed assets | 47,525 | | — | — | | — |
| Other losses | 2,643 | | -63.6 | 7,262 | | 1267.6 |
| Total costs and expenses | 285,483 | 80.2 | 16.3 | 245,430 | 67.9 | 0.8 |
| Income before income taxes and minority interests | 70,402 | 19.8 | -39.3 | 115,940 | 32.1 | -16.9 |
| Income taxes: Current | 49,907 | 14.0 | 22.9 | 40,604 | 11.3 | -32.7 |
| Refunded | -10,043 | -2.8 | — | — | — | — |
| Deferred | -16,386 | -4.6 | — | 6,610 | 1.8 | 51.3 |
| Minority Interests | — | | | — | | |
| Net income | 46,924 | 13.2 | -31.7 | 68,726 | 19.0 | -8.1 |
| Retained earnings: | | | | | | |
| Balance at beginning of the year | 898,141 | | | 843,536 | | |
| Appropriation: | | | | | | |
| Cash dividends | -23,216 | | | -14,076 | | |
| Officers' bonuses | -62 | | | -45 | | |
| Decrease due to deconsolidation of subsidiaries | — | | | — | | |
| Balance at end of the year | 921,787 | | | 898,141 | | |

| 2004/3 | | | 2003/3 | | | 2002/3 | | |
|---|---|---|---|---|---|---|---|---|
| ¥ Millions | Proportion (%) | Change (%) | ¥ Millions | Proportion (%) | Change (%) | ¥ Millions | Proportion (%) | Change (%) |
| 371,943 | | -9.2 | 409,716 | | -0.8 | 413,153 | | 6.7 |
| 10,972 | | -5.1 | 11,563 | | -23.2 | 15,050 | | 4.4 |
| 382,915 | 100.0 | -9.1 | 421,279 | 100.0 | -1.6 | 428,203 | 100.0 | 6.6 |
| 20,346 | | -12.8 | 23,328 | | -6.3 | 24,887 | | -3.2 |
| 1,041 | | -26.4 | 1,414 | | 65.2 | 856 | | -62.1 |
| 136,286 | | 6.8 | 127,572 | | 35.4 | 94,215 | | 64.5 |
| 6,940 | | 212.2 | 2,223 | | 183.9 | 783 | | 218.3 |
| 7,426 | | -43.0 | 13,021 | | — | — | | — |
| — | | — | — | | — | — | | — |
| 11,126 | | -22.0 | 14,266 | | -5.9 | 15,157 [*] | | -5.9 |
| 78,115 | | -1.2 | 79,076 | | 3.6 | 76,308 | | -5.8 |
| 270 | | -79.9 | 1,341 | | -37.0 | 2,129 | | -75.2 |
| — | | — | — | | — | 119,860 | | — |
| -1,253 | | 175.4 | -455 | | -97.0 | -14,990 | | — |
| — | | — | — | | — | 784 | | — |
| 399 | | 57.1 | 254 | | -41.7 | 436 | | 128.3 |
| — | | — | -539 | | — | — | | — |
| -17,795 | | -24.4 | -23,526 | | 39.8 | -16,824 | | -20.1 |
| — | | — | — | | — | — | | — |
| 531 | | 3.3 | 514 | | -35.3 | 795 | | — |
| 243,432 | 63.6 | 2.1 | 238,489 | 56.6 | -21.7 | 304,396 | 71.1 | 79.8 |
| 139,483 | 36.4 | -23.7 | 182,790 | 43.4 | 47.6 | 123,807 | 28.9 | -46.7 |
| 60,368 | 15.8 | -37.1 | 95,912 | 22.8 | 53.1 | 62,642 | 14.6 | -38.4 |
| — | — | — | — | — | — | — | — | — |
| 4,370 | 1.1 | — | -8,268 | -2.0 | 148.7 | -3,324 | -0.8 | — |
| — | | | — | | | -3 | | |
| 74,745 | 19.5 | -21.4 | 95,146 | 22.6 | 47.5 | 64,486 | 15.1 | -49.3 |
| 783,132 | | | 703,466 | | | 656,708 | | |
| -14,277 | | | -14,725 | | | -17,675 | | |
| -64 | | | -57 | | | -53 | | |
| — | | | -698 | | | — | | |
| 843,536 | | | 783,132 | | | 703,466 | | |

Note: (*) During the year 2002/03, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.

## CORPORATE DATA (As of June 29, 2006)

| | |
|---|---|
| Corporate Name | Takefuji Corporation |
| Head Office | 15-1, Nishi-Shinjuku 8-chome, Shinjuku-ku,<br>Tokyo 163-8654<br>Phone: 81-3-3365-8000 Fax: 81-3-3365-8070<br>Internet Web Site: http://www.takefuji.co.jp |
| Date of Establishment | January 1966 |
| Business | Consumer Finance |
| Capital Stock | ¥30,477,900,000 |
| Number of Shares Issued | 147,295,200 |
| Fiscal Year-End | March 31 |
| Number of Employees | 3,184 (As of March 31, 2006) |
| Board of Directors, Corporate Auditors and Officers | |
| Representative Director & President | Hikaru Kondo |
| Representative Director & Senior Managing Director | Taketeru Takei |
| Director & Executive Officer | Katsunori Aita |
| Director & Executive Officer | Kengo Sato |
| Director & Executive Officer | Usao Kamano |
| Director & Executive Officer | Michio Kondo |
| Director & Executive Officer | Tsunefumi Shindo |
| Director & Executive Officer | Satoru Shishido |
| Independent Director | Akiyuki Nagase |
| Executive Officer | Mikio Yamamoto |
| Executive Officer | Yoshiyuki Shoji |
| Standing Corporate Auditor | Masakuni Saito |
| Standing Corporate Auditor | Toshiyuki Tsuchiya |
| Standing Corporate Auditor | Takeshi Kasai |
| Corporate Auditor | Yoshihiro Ogura |



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